For Immediate Release
February 10, 2011
Manulife’s strategy delivers significant sales growth, reduced risk profile and stronger capital levels. Fourth quarter earnings of $1,794 million is a record for the Company.

•	Delivering on business strategy:

o	Fourth quarter sales1 of insurance products targeted for growth were up 34 per cent compared to fourth quarter 2009.

o	Fourth quarter sales of wealth products targeted for growth were up 28 per cent compared to fourth quarter 2009.

o
Fourth quarter insurance sales in Asia were up 56 per cent compared to fourth quarter 2009. This reflects the focus of growing through diversification of products and channels in our emerging markets and in our larger markets of Japan and Hong Kong.

o
Sales in Canada reflected the value of our diversified franchise. Strong fourth quarter momentum contributed to record sales in individual life and travel insurance, and record deposits in Manulife Mutual Funds.  Manulife Bank posted an 18 per cent increase in fourth quarter new loan volumes over 2009.

o
U.S. Division demonstrated solid progress in repositioning the U.S. insurance business and growing the wealth business. John Hancock Mutual Funds achieved record sales levels of US$9.7 billion, 48 per cent higher than the previous year. John Hancock Retirement Plan Services ended the year with full year sales of US$5.1 billion, up 16 per cent from 2009. Total wealth funds under management reached a record level at US$188 billion.

o	Total funds under management2 increased $35 billion from 2009 to reach $475 billion.

•
Ahead of plan in reducing earnings sensitivity3 to equity markets and interest rates. Achieved a 43 per cent and 18 per cent decline in equity market and interest rate sensitivity relative to third quarter 2010, respectively.

•	Strong capital levels, with MLI MCCSR up 15 points in the quarter to 249 per cent, accompanied by a lower risk profile going forward.

•
Record quarterly net income of $1,794 million supported by favourable equity markets and higher interest rates.  Full year net loss was $391 million due to the goodwill impairment and strengthening of reserves in the third quarter.

•
Fourth quarter net income excluding the direct impact of equity markets and interest rates4 was $933 million.  A gain of $184 million related to the dynamically hedged variable annuity business was not considered a “direct” impact of equity markets and interest rates and therefore was included in the $933 million.

1 Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3   Earnings sensitivity to equity markets is defined as the impact of a 10 per cent decline in the market value of equity funds on the net income attributed to shareholders. Earnings sensitivity to interest rates is defined as the impact of a one per cent parallel decline in interest rates on the net income attributed to shareholders.

4 Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

TORONTO – Manulife Financial Corporation (“MFC”) today reported significant progress in its business strategy of building sales growth in targeted areas and reducing equity market and interest rate sensitivity during the fourth quarter ended December 31, 2010.  The Company also reported strong capital levels and a record quarterly net income.

Net income attributed to shareholders was $1,794 million for the fourth quarter ended December 31, 2010. This equates to fully diluted earnings per share of $1.00 and return on common shareholders’ equity5 of 29 per cent.  For the fourth quarter of 2009, MFC reported net income attributed to shareholders of $868 million or $0.51 per share and return on common shareholders’ equity of 13 per cent.

Higher equity markets and the increase in interest rates were significant contributors to the record level of earnings in the quarter. Gains related to equity markets were $441 million, while interest rate gains were $604 million.

Chief Executive Officer Donald Guloien stated, "We have made significant progress on our strategic goals.  We are diversifying our businesses and reducing our sensitivities to equity markets and interest rates, while strengthening our capital position."

Mr. Guloien added, “We had strong growth in Asia, diversification in Canada and continued progress in the strategic repositioning in the U.S.  We are proud of our continuing expansion and growing sales levels across Asia as a whole. In North America, our full year deposits for Canadian Mutual Funds almost tripled 2009 levels and U.S. Wealth reached a record level of assets under management.”

Chief Financial Officer Michael Bell observed, "Consistent with our plan, we grew our targeted, high return businesses and further reduced our equity market and interest rate sensitivities.  We are now close to achieving our year-end 2012 hedging objectives and are ahead of the pace we had originally planned.  Finally, we ended the year with strong capital ratios as MLI's MCCSR was 249 per cent, supported by the strong earnings in the quarter. We believe our 2015 net income objective of $4 billion, described at our Institutional Investor Day in November 2010, continues to be attainable and appropriate.6"

Our sales results are in line with our strategy of accelerating the growth of products that have favourable returns on capital and lower risk profiles while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  Highlights include:

•	Total Company insurance sales for products we are targeting to grow were almost $600 million for the quarter, a year over year increase of 34 per cent on a constant currency basis7.

•
Total Company insurance sales of products not targeted for growth (universal life products with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care products in U.S. Insurance) totaled $111 million for the quarter, a year over year decline of 23 per cent on a constant currency basis.

•	Total Company wealth sales for products we are targeting to grow were $7.7 billion for the quarter, a year over year increase of 28 per cent on a constant currency basis.

•
Fourth quarter sales of wealth products not targeted for growth (variable annuity (“VA”) and book value fixed deferred annuity products) totaled $1.5 billion, a year over year decline of 25 per cent on a constant currency basis.

The Company also made significant progress in reducing its earnings sensitivity to equity markets and interest rates.  The sensitivity of net income attributed to shareholders to a 10 per cent decline in equity markets as at December 31, 2010, declined to approximately $740 million, down 43 per cent from $1,290 million as at September 30, 2010.  The sensitivity of net income attributed to shareholders to a one per cent decline in interest rates as at December 31, 2010 declined to $1.8 billion, down 18 per cent from $2.2 billion as at September 30, 2010.

5 Return on common shareholders’ equity (“ROE”) is a non-GAAP measure. See ”Performance and Non-GAAP Measures” below.

6 See “Key Planning Assumptions and Uncertainties” below and “Caution regarding forward-looking statements” below.

7 Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

FINANCIAL RESULTS

Fourth quarter net income attributed to shareholders was $1,794 million.  Reported net income benefitted from $861 million in equity market and interest rate direct impacts, which if excluded, would result in net income of $933 million.  There were a number of other notable items in the quarter which provided an additional benefit of $241 million and, when deducted, resulted in adjusted earnings from operations8 of $692 million.

Net income excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates.

For the quarter ended December 31, 2010 (C$ millions)	Gain (loss)
Reported net income attributed to shareholders	$1,794
Less the direct impact of higher equity markets and higher interest rates on:
Variable annuity guarantee liabilities that are not dynamically hedged	$ 274
General fund equity investments supporting policy liabilities and on fee income	117
Macro equity hedges, excluding expected cost(a)	(48)
Fixed income re-investment assumptions used in the determination of policy liabilities	516
Net gain on sale of available-for-sale bonds	2
Total direct impact of equity markets and interest rates	$ 861
Net income excluding the direct impact of equity markets and interest rates	$ 933
Less other notable items:
Gains on variable annuity business that is dynamically hedged(b)	$ 184
Other favourable investment experience	61
Tax related gains on closed tax years	103
Net policyholder experience gains	36
Change in accounting policy for deferred acquisition costs in the Hong Kong pension business	(39)
Refinements in actuarial methods and assumptions	(54)
Changes in currency rates from June 30, 2009 when Adjusted Earnings from Operations was defined	(50)
Total other notable items	$ 241
Adjusted earnings from operations	$ 692
(a)
The total cost of macro equity hedges entered into late in the fourth quarter was $82 million and includes a $34 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions.  The estimated expected cost of these hedges was included in net income excluding the direct impact of equity markets and interest rates as well as in adjusted earnings from operations.  The $48 million difference was reported as direct impact of equity markets and was excluded from adjusted earnings from operations.

(b)
Of the $184 million of gains on variable annuity business that is dynamically hedged, $86 million arose due to the change in the level of interest rates and the remaining $98 million arose from a variety of components that will result in the hedge asset profit (loss) not being a complete offset to the underlying (losses) gains on the dynamically hedged variable annuity policy liabilities.  The $98 million is classified as being related to equity in the table below. Also see “Risk Management – Publicly traded equity performance risk” below.

Increased hedging costs, including the $34 million estimated expected cost of the macro equity hedges entered into late in the fourth quarter, resulted in adjusted earnings from operations being slightly below the estimated range of $700 million to $800 million for each quarter in 2010 as outlined in our 2009 Annual Report.  Under Canadian securities rules the Company is no longer required to report on adjusted earnings from operations in 2011.  We will report on net income excluding the direct impact of equity markets and interest rates, as well as highlight other material items.

8 Adjusted earnings from operations is a non-GAAP measure. See “Fourth quarter actual adjusted earnings from operations and reconciliation with GAAP measure” below.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Full year net loss attributed to shareholders was $391 million as a result of over $3 billion of charges reported in the third quarter for goodwill impairment and changes in actuarial methods and assumptions. These strengthened our balance sheet and reserves.  Full year adjusted earnings from operations was $2,871 million.

For the year ended December 31, 2010 (C$ millions)	Gain(loss)
Reported net loss attributed to shareholders	$ (391)
Notable items
Goodwill impairment charge related to the U.S. Division	$(1,039)
Changes in actuarial methods and assumptions	(2,072)
Net market and investment related experience and other notable items	(151)
Total notable items	$(3,262)
Adjusted earnings from operations	$ 2,871

Both reported net income (loss) attributed to shareholders and adjusted earnings from operations9 for the full year 2010 were balanced across our three major operating divisions.

For the full year 2010 (C$ millions)	Reported net income (loss) attributed to shareholders	Adjusted earnings from operations(a)
Asia Division	$ 623	$ 719
Canadian Division	950	718
U.S. Division	759	781
Reinsurance and Corporate and Other excluding items below	388	468
	$ 2,720	$ 2,686
Currency adjustment (b)		185
Changes in actuarial methods and assumptions and third quarter goodwill impairment	(3,111)	Not applicable
Total	$ (391)	$ 2,871
(a)	The divisional results reported under adjusted earnings from operations are before the allocation of earnings on surplus.
(b)	Impact of changes in currency rates from June 30, 2009 when adjusted earnings from operations was defined..

U.S. GAAP results
Manulife expects to report a net gain of $836 million under U.S. GAAP for the fourth quarter, $958 million lower than our Canadian GAAP results.  As we have previously disclosed, the major differences relate to the mark to market accounting under Canadian GAAP and different accounting rules for variable annuity guarantees.  For the fourth quarter, the major differences were:

•	Differences in accounting for variable annuity guarantees. We reported a gain of $458 million under Canadian GAAP and expect to report a loss of $565 million under U.S. GAAP.

•	The $514 million gain from the impact of changes in interest rates on fixed income re-investment assumptions used in the determination of policy liabilities was unique to Canadian GAAP.

•	We finalized our goodwill impairment analysis under U.S. GAAP and reversed $359 million of the total preliminary impairment charge that was recorded in the third quarter.

For the full year 2010, we expect to report U.S. GAAP earnings of $1,652 million, over $2.0 billion higher than under Canadian GAAP.

Total equity is approximately $5 billion higher under U.S. GAAP than under Canadian GAAP. The primary reason for the difference is that the unrealized gains on fixed income investments are reported in equity under U.S. GAAP, but where the investments are supporting policy liabilities, these unrealized gains are offset in the valuation of the policy liabilities under Canadian GAAP.  The fixed income investments have material unrealized gains as a result of the current low levels of interest rates, resulting in materially higher U.S. GAAP equity.

9   Adjusted earnings from operations is a non-GAAP measure. See “Performance and non-GAAP measures” below.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Equity market risk exposure measures

Approximately 50 per cent of underlying earnings sensitivity to equity markets was estimated to be offset by hedges at December 31, 2010.  This is up from approximately 24 per cent at September 30, 2010 and ahead of the pace originally planned to achieve 60 per cent by the end of 2012.

As announced with our third quarter 2010 results, the Company has a goal of executing additional hedges so that approximately 60 per cent of its underlying earnings sensitivity to equity market movements is offset by hedges by the end of 2012. A further goal is to offset by hedges approximately 75 per cent of similar underlying earnings sensitivity by the end of 2014. The Company intends to undertake this hedging through a combination of time-scheduled and market-trigger based actions.

During the fourth quarter, we:

•	Shorted approximately $5 billion of equity futures contracts as a macro hedge of equity sensitivities.

•	Modestly increased our variable annuity guarantee dynamic hedging strategy by initiating dynamic hedging for $800 million of in-force variable annuity guarantee values.

•	Sold $200 million of on-balance sheet public equities backing insurance liabilities.

At the time of this release, in the first quarter of 2011 we further increased our amount hedged by initiating dynamic hedging on approximately $8.5 billion of in-force variable annuity guarantee values.

As at December 31, 2010, a 10 per cent decline in the market value of equity funds was estimated to reduce net income attributed to shareholders by approximately $740 million, compared to $1,290 million at September 30, 2010.

Estimates of the impact of a 10 per cent change in the market value of equity funds in the following chart illustrate the risk sensitivity improvements made in the fourth quarter(a).  Tables in the Risk Management section of Management’s Discussion and Analysis (“MD&A”) include an estimate of the impact of 20 and 30 per cent changes in market values.

Potential impact on annual net income attributed to shareholders of a 10 per cent change in equity markets(b)

(C$ millions)	10 per cent decline			10 per cent increase
As at	Dec. 31, 2010	Sept. 30, 2010	Dec. 31, 2009	Dec. 31, 2010	Sept. 30, 2010	Dec. 31, 2009
Underlying sensitivity of net income attributed to shareholders(c),(d)	$(1,480)	$(1,700)	$(1,360)	$1,200	$1,390	$1,110
Impact of macro hedge assets and dynamic hedge assets assuming the change in the value of the dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	820	510	160	(680)	(350)	(140)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$ (660)	$(1,190)	$(1,200)	$ 520	$1,040	$ 970
Impact of assuming the change in the value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(80)	(100)	(40)	(60)	(70)	(20)
Net impact assuming the change in the value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$ (740)	$(1,290)	$(1,240)	$ 460	$ 970	$ 950
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedges •completely offset related liability changes	55%	30%	12%	57%	25%	13%
•do not completely offset related liability changes(d)	50%	24%	9%	62%	30%	14%
(a)	See “Caution related to sensitivities” below.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
The portion of underlying sensitivity related to the general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the

February 10, 2011 – Press Release Reporting Fourth Quarter Results

participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(d)
For a 10 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80 per cent of the loss from the dynamically hedged variable annuity policy liabilities. For a 10 per cent market increase the loss on the dynamic hedge assets is assumed to be 120 per cent of the gain from the dynamically hedged variable annuity policy liabilities.  The 2009 amounts have been restated to be consistent with these assumptions.  The change was not material.  See Risk Management section of the MD&A below.

Changes in equity markets also impact our available and required components of the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio.

The following table shows the potential impact on the MCCSR ratio for The Manufacturers Life Insurance Company (“MLI”) resulting from changes in public equity market values.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (a)

As at	December 31, 2010		September 30, 2010		December 31, 2009
10 per cent	Decrease	Increase	Decrease	Increase	Decrease	Increase
Impact on MLI MCCSR(b) (percentage points)	(7)	7	(12)	7	(11)	13
(a)	See “Caution related to sensitivities” below.
(b)
For a 10 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80 per cent of the loss from the dynamically hedged variable annuity policy liabilities. For a 10 per cent market increase the loss on the dynamic hedge assets is assumed to be 120 per cent of the gain from the dynamically hedged variable annuity policy liabilities. See Risk Management section of the MD&A below.

In the fourth quarter, the favourable impact of equity markets on net income attributed to shareholders was $441 million (see table below).  This excludes a $34 million charge related to the estimated expected cost of the macro equity hedges entered into late in the fourth quarter.  We estimate the expected after-tax cost of these macro equity hedges in the first quarter of 2011 to be approximately $100 million, relative to our long-term valuation assumptions.

For the quarter ended December 31, 2010 (C$ millions)	Gain (loss)
Variable annuity guarantee liabilities that are not dynamically hedged	$ 274
Fee income and general fund equity investments supporting policy liabilities	117
Gains on variable annuity business that is dynamically hedged	98
Macro equity hedges, excluding expected cost	(48)
Impact of equity markets on net income attributed to shareholders	$ 441

Interest rate risk exposure measures
During the fourth quarter the Company lengthened the duration of its fixed income investments supporting its liabilities, both by investing cash and by trading out of shorter term bonds into longer term bonds.  As a result of this activity, the sensitivity of net income attributed to shareholders to a one per cent decline in interest rates as at December 31, 2010 declined to $1.8 billion, bringing us closer to our targets of $1.65 billion by the end of 2012 and $1.1 billion by the end of 2014. The Company intends to reduce its exposure further through a combination of time-scheduled and market-trigger based actions.

We previously expressed targets for reducing the sensitivity of net income attributed to shareholders to a one per cent parallel decline in interest rates, as a 25 per cent reduction by the end of 2012, and a 50 per cent reduction by the end of 2014, relative to the sensitivity at September 30, 2010.  Those targets translate to a sensitivity of annual net income attributed to shareholders of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.

The table below shows the potential impact of an immediate one per cent change in interest rates on annual net income attributed to shareholders(a):
(C$ millions) For the period ended	December 31, 2010	September 30, 2010	December 31, 2009
1% increase	$ 1,500	$ 1,800	$ 1,600
1% decrease	$(1,800)	$(2,200)	$(2,200)
(a)	See “Caution related to sensitivities” below.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in our surplus segment.  Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.  It is not certain we would crystallize any of the unrealized gains or losses available.  In the fourth quarter of 2010 we realized $2 million of gains on AFS fixed income assets held in the surplus segment.  As at December 31, 2010 the AFS fixed income assets held in the surplus segment were in a net after-tax unrealized gain position of $186 million (gross after-tax unrealized gains were $390 million less gross after-tax unrealized losses were $204 million).

The following table shows the potential impact on net income attributed to shareholders including the impact on the market value of AFS fixed income assets held in the surplus segment, which could be realized through the sale of these assets(a)(b).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the impact on the change in market value of AFS fixed income assets held in the surplus segment(a)(b)

(C$ millions) As at	December 31, 2010		September 30, 2010		December 31, 2009
One per cent	Decrease	Increase	Decrease	Increase	Decrease	Increase
Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,800)	$1,500	$(2,200)	$1,800	$(2,200)	$1,600
Change in the market value of AFS fixed income assets held in the surplus segment(b)	1,200	(900)	1,200	(900)	600	(500)
Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the change in the market value of AFS fixed income assets held in the surplus segment(b)	$ (600)	$ 600	$(1,000)	$ 900	$(1,600)	$1,100
(a)	See “Caution related to sensitivities” below.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss.  The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

In the fourth quarter, the favourable impact of the rise in interest rates on net income attributed to shareholders was $604 million, comprised of the following items in the notable items table above.

For the quarter ended December 31, 2010 (C$ millions)	Gain (loss)
Fixed income re-investment assumptions used in the determination of policy liabilities	$ 516
Net gain on sale of AFS bonds	2
Gains on variable annuity business that is dynamically hedged	86
Impact of interest rates on net income attributed to shareholders	$ 604

Capital update
As at December 31, 2010, MLI reported an increase of 15 percentage points from September 30, 2010 in its MCCSR ratio.  This increase, primarily the result of fourth quarter earnings, brought the MCCSR ratio to 249 per cent.

The continued strengthening of Manulife's balance sheet and regulatory capital position over the last 12 months reflects the actions taken to increase capital and reduce equity market and interest rate exposures.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

SALES AND BUSINESS GROWTH

Asia Division
Robert Cook, Senior Executive Vice President and General Manager, Asia said, “Achieving insurance sales of US$1 billion was an important milestone for Manulife Asia. I am very pleased with these 2010 results, and I am also proud of the steps we took last year to invest for the future. These initiatives, aimed at building our distribution capacity in both agency and bank channels, are expected to pay off in continued growth of our businesses in the years ahead.”

Asia Division’s strong fourth quarter insurance sales of US$307 million were up 56 per cent over the same quarter of 2009 on a constant currency basis.  Record fourth quarter sales were reported in Hong Kong, Indonesia, Vietnam and China. Full year insurance sales grew 43 per cent over 2009, with seven of our businesses achieving record full year sales results. Highlights include:

•
Japan insurance sales for the full year 2010 hit a record high of US$563 million. This marks 72 per cent growth over 2009 with fourth quarter results more than doubling the results for the same period in 2009.  The strong performance was attributable to robust sales of the new whole life product in all channels and sales of the increasing term insurance product through the Managing General Agent (“MGA”) channel.

•
Hong Kong had record insurance sales in both the fourth quarter and for full year.  Fourth quarter insurance sales were up 23 per cent as compared to the same period of 2009 and full year sales were 27 per cent higher than 2009. This was driven by growth in our agency distribution, marketing activities and strong market acceptance of a new traditional product launched in early 2010.

•
Asia Other insurance sales in the fourth quarter were up 22 per cent compared to the same period of 2009. Record fourth quarter insurance sales were achieved in Indonesia, China and Vietnam. On a full year basis sales were up 15 per cent.  Indonesia, China, Vietnam, the Philippines and Malaysia all achieved record sales levels, primarily driven by strong growth in contracted agents. Taiwan sales grew 53 per cent for the year primarily due to the success of US$ whole life sales. In Singapore, the loss of a distribution agreement early in the year resulted in significantly lower sales, somewhat offsetting the growth in the other territories.

Strong fourth quarter wealth sales of US$1.3 billion, excluding variable annuities, were 148 per cent higher than in the fourth quarter of 2009 on a constant currency basis.  Highlights include:

•
Hong Kong Wealth sales for the quarter of $0.4 billion were 77 per cent higher than in the fourth quarter of 2009. Growth was driven by strong market acceptance of two Qualified Foreign Institutional Investor (“QFII”) funds targeting the China equity and bond markets. Both fund offerings were quickly sold out, fulfilling the awarded quota from China’s State Administration of Foreign Exchange (“SAFE”).

•
Asia Other fourth quarter wealth sales of US$872 million were more than two and a half times the sales for same period of 2009 and 37 per cent higher on a full year basis. Growth was driven by the addition of Manulife TEDA (our new 49 per cent owned joint venture) in the second quarter of 2010 which contributed US$435 million for the quarter and more than US$750 million in sales for the year. In addition, strong growth in Indonesia, up 122 per cent over fourth quarter 2009, was due to strong bank distributor support in the wake of a strengthened preferred service provider agreement.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Asia Division’s strong sales results were in large part due to the growth in our distribution capacity in both the agency and bank channels.  Distribution highlights include:

•	There were over 42,000 contracted agents at year end, an increase of 21 per cent from the end of 2009. Vietnam, China, Indonesia, the Philippines and Malaysia all achieved double digit growth.

•	Branch expansion continued in China where Manulife-Sinochem is now licensed to operate in 45 cities as at the end of December 31, 2010, the most of any foreign partnered joint venture insurer.

•
Japan entered two new channels in 2010. The retail MGA segment broadens our existing corporate MGA channel, and added US$11 million of insurance sales in the fourth quarter 2010. In addition, we effectively transitioned away from selling variable annuity products in the bank channel and into insurance – the bank channel accounted for $53 million of insurance sales in the fourth quarter and $126 million for the full year.  These two new channels accounted for almost a quarter of our Japan full year insurance sales in 2010 despite being in operation less than a full year.

•
Bank channel insurance sales in the fourth quarter were more than five times the level in the same period last year and accounted for 21 per cent of total fourth quarter divisional insurance sales compared to six per cent for the same period in 2009. In the Philippines we achieved record sales in the fourth quarter as a result of doubling the number of bank branch representatives in our bank joint venture.

Canadian Division
“I am very pleased with the progress we’ve made in 2010”, said Paul Rooney, President & CEO, Manulife Canada.  “We had strong sales success across all of our business units with record life insurance and travel sales in Individual Insurance, as well as record deposits in Manulife Mutual Funds.  Manulife Bank saw sales increase steadily throughout the year, despite a very competitive environment and in September we launched Manulife Trust Company, providing another avenue for advisors to introduce new customers to Manulife’s diverse portfolio of wealth management products.  Our group businesses had solid sales results with Group Retirement Solutions advancing its market share in the defined contribution segment10, a key market for us.”

In Canada, fourth quarter 2010 individual wealth management sales, excluding variable annuities, were up 21 per cent over the fourth quarter of 2009, while full year 2010 sales rose to $6.7 billion, up 11 per cent compared to 2009 levels. The growth was spurred by record mutual fund sales and steady increases in Manulife Bank’s new lending volumes.

•
Strong momentum in mutual funds drove record fourth quarter and annual sales results.  Deposits11 of $1.4 billion for full year 2010 almost tripled 2009 levels, led by funds focused on yield and safety, industry categories currently favoured by investors.  As expected, sales of fixed products were significantly below the record levels of 2009 when investors sought safety in fixed returns.  This shift in product mix reflects improved consumer confidence in investment markets, as well as our focused strategy to grow our mutual fund franchise.

•
Manulife Bank loan volumes were $4.4 billion for full year 2010, up seven per cent from 2009 levels. Bank sales rose steadily throughout the year with new loan volumes exceeding $1.2 billion in the fourth quarter, up 18 per cent from the same period in the prior year. This reflects the success of our integrated business strategy supported by well-received consumer advertising campaigns. The business environment remains challenging with reduced activity in the Canadian housing market and aggressive competition across the financial industry to retain and attract business.

10	As per data published in Canadian Pension Market, New Sales Third Quarter 2010 report from LIMRA.

11	Deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Canadian Division Individual Insurance also had a record year with annual sales increasing 12 per cent from 2009 levels driven by an 18 per cent rise in life insurance sales.  Fourth quarter 2010 sales were up 23 per cent from the same period in the prior year.

•
Sales rose sharply in the fourth quarter with strong increases in permanent products, both universal life (“UL”) and whole life. While fourth quarter sales are traditionally the highest in the year, they were also boosted in 2010 by increased activity in advance of announced price increases on UL which took effect for new business received after December 3, 2010.

•
Continued strong growth from our travel partners drove record travel sales for the year, up 19 per cent from full year 2009. Fourth quarter travel sales were 13 per cent higher than the same period in 2009.

Sales in the Canadian group businesses were solid. Group Benefits’ sales for the year were slightly below 2009 levels with momentum in the small case market building throughout the year. Fourth quarter 2010 Group Benefits’ sales were eight per cent higher than the same period in the prior year. In 2010, Group Retirement Solutions increased its new business market share in its target market defined contribution segment.  However, full year total sales volumes of $933 million in 2010 were down from $1.3 billion in 2009, reflecting reduced activity across the industry in both the defined contribution and group annuity market segments.

U.S. Division
Jim Boyle, President, John Hancock Financial Services, reported, "Fourth quarter sales results illustrated that we are successfully adjusting our product mix toward higher return, fee based products and services while we continue to increase prices and re-design other products to improve margins and reduce risk. Our strong underlying business along with product changes helped us to grow adjusted earnings from operations for the fourth quarter of 2010 by 54 per cent over the fourth quarter of 2009.  In the fourth quarter of 2010, total wealth funds under management reached their highest level ever at US$188 billion, up 11 per cent over the fourth quarter of 2009, boosted by strong market returns and net positive cash flows.  Record sales levels were achieved by John Hancock Mutual Funds, ending the year with full year sales of $9.7 billion, which were 48 per cent higher than the prior year, and by our defined contribution business, Retirement Plan Services, ending the year with full year sales of $5.1 billion, up 16 per cent over the prior year.  We continue to reposition our insurance business in this low interest rate environment and are encouraged by the response so far from regulators to premium increases on our in-force long-term care business.”

U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, increased 15 per cent to US$4.4 billion in the fourth quarter of 2010 over the same period in the prior year and increased 30 per cent to US$16.1 billion in the full year 2010 over 2009.

•
John Hancock Mutual Funds (“JH Funds”) sales were US$2.5 billion in the fourth quarter and full year sales reached our highest level ever at US$9.7 billion.  JH Funds had the 5th highest12 net new flows in the non proprietary market segment year-to-date through December 31, 2010.  This compared to 23rd place for the same period in 2009.  The 31 per cent increase in sales in the fourth quarter 2010 and 48 per cent increase for the full year 2010 compared to 2009 were attributable to a broad diversified offering of competitive funds distributed through the retail, institutional and defined contribution-investment only channels as well as improved market conditions.  As of December 31, 2010, JH Funds offered 21 Four or Five Star Morningstar13 rated mutual funds.  Funds under management for JH Funds

12	Source: Strategic Insight Simfund. Net new flows is calculated including only John Hancock retail-long term open end funds, excluding money market funds and covers only classes A, B, C, and I shares.

13
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

have increased to US$34 billion as of December 31, 2010, a 25 per cent increase from December 31, 2009, attributable to improved market performance and positive net flows.

•
John Hancock Retirement Plan Services (“JH RPS”) had fourth quarter 2010 sales of $1.5 billion in line with the same period in the prior year and full year 2010 sales of $5.1 billion up 16 per cent from the prior year.  Funds under management at the end of 2010 were at their highest levels ever at US$63 billion, representing a 17 per cent increase from December 31, 2009, attributable to improved market performance and positive net flows.

•
The John Hancock Lifestyle/Lifecycle portfolios offered through our mutual fund, 401(k), variable annuity and variable life products continued to perform well reaching their highest level of assets under management of US$72 billion as of December 31, 2010. Lifestyle funds led JH Funds sales with over US$1.3 billion in 2010, a 48 per cent increase over the prior year.  Lifestyle and Lifecycle portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$7.1 billion or 59 per cent of premiums and deposits for full year 2010.

•
Sales for full year 2010 of US$2.6 billion and US$1.5 billion for variable and fixed annuities, respectively, were down 50 per cent and 53 per cent respectively over the prior year, as a result of de-risking initiatives and the unattractiveness of products yielding fixed returns in a low interest rate environment.

In the U.S. Insurance segment, we are continuing to reposition the business to adapt to the low interest rate environment and focus on the business mix favouring higher return and more capital efficient products.  As a result of these actions, total U.S. insurance sales in the fourth quarter of 2010 were US$216 million, a decline of seven per cent compared to the fourth quarter of 2009, while full year sales in 2010 were $784 million, a decline of six per cent compared to the prior year.

•
John Hancock Life (“JH Life”) continued to execute on the repositioning of its product portfolio to reduce interest rate risk and improve margins.  Fourth quarter 2010 sales declined nine per cent compared to the same period in the prior year as a result of price increases implemented on certain guaranteed products.  Sales, excluding the products that have not been targeted for growth (universal life products with lifetime no-lapse guarantees and guaranteed non-par whole life), increased 15 per cent in the fourth quarter of 2010 compared to the fourth quarter of the prior year and 38 per cent in the fourth quarter of 2010 compared to the third quarter of 2010, representing 62 per cent of total sales in the fourth quarter 2010.  Further progress has been made on the product portfolio transition as the business launched a new current assumption universal life product in January with improved risk characteristics.  In addition, in early 2011 the business expects to start benefiting from the impact of price increases on universal life products with lifetime no-lapse guarantees that were announced during the fourth quarter of 2010.

•
John Hancock Long-Term Care (“JH LTC”) sales in the fourth quarter of 2010 were in line with those in the same quarter of the prior year.  Retail product sales declined in the fourth quarter of 2010 compared to both the fourth quarter of the prior year and the third quarter of 2010, reflecting new business price increases that began rolling out in the second half of the year.  These price increases are expected to improve overall profitability of new business and to contribute to a further slowing of sales in 2011.  In the fourth quarter 2010, JH LTC filed with regulators for premium rate increases on in-force retail and group business, averaging approximately 40 per cent on the majority of our in-force LTC business.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Manulife Asset Management

In December 2010, MFC Global Investment Management changed its brand name to Manulife Asset Management globally.  The business's formula for success and differentiation remains: empowered investment teams operating in a boutique environment, strengthened by the global resources of a financial services leader.  In order to leverage the well-known John Hancock brand in the United States, Manulife Asset Management is using John Hancock Asset Management as a sub-brand when providing investment management services related to John Hancock products sold in the United States.

Assets managed for external clients by Manulife Asset Management and its affiliates totaled $182 billion, an increase of $65 billion from the end of the third quarter of 201014.  To be consistent with industry reporting practices, as of December 31, 2010 we are now including the externally managed component of the asset allocation fund assets.  This drove $61 billion of the increase.  In total, Manulife Asset Management manages $209 billion for internal and external clients.

Manulife Asset Management continued to strengthen its business on many fronts in 2010.  The organization's institutional presence was deepened, strong investment performance was obtained broadly across our asset management complex, sales from Manulife and John Hancock's retail wealth management businesses were robust throughout the year and wide recognition was received through fund ratings and industry awards.  Significant progress was made in China, highlighted by the addition of the Manulife TEDA joint venture in China and the successful launch of two QFII funds, offering foreign investors access to the Chinese market. Hancock Natural Resources Group advanced solidly as it was successful in deploying capital through several meaningful timberland and agricultural land acquisitions.

Total Company sales and total Company premiums and deposits15
Our sales as well as our premiums and deposits16 results are in line with our strategy of accelerating the growth of products that have favourable return on capital and with lower risk profiles while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  To measure progress on these goals, we separately report the sales and the premiums and deposits of product lines we are targeting to grow from those that are not targeted for growth.

Sales measures:
•
Total Company insurance sales for products we are targeting to grow were almost $0.6 billion for the fourth quarter of 2010, an increase of 34 per cent over the same period in the prior year. For the full year, sales of these products exceeded $2 billion and increased 20 per cent on a constant currency basis over full year 2009.  As outlined above, key drivers of the quarterly and full year sales success were strong growth in Asia and record individual insurance sales in Canada. Driven by the higher sales, new business embedded value (“NBEV”)17 increased 20 per cent for the fourth quarter of 2010 over the fourth quarter of 2009 and 17 per cent for the full year over 2009. The growth in fourth quarter NBEV was reduced by higher acquisition costs in Asia.

•
Total Company insurance sales of products not targeted for growth (universal life products with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care products in U.S. Insurance) declined 23 per cent for the fourth quarter compared to the fourth quarter of 2009 and nine per cent for the full year compared to the full year 2009. NBEV was depressed by lower interest rates but benefited compared to the fourth quarter of 2009 from price increases that took effect in the second half of the year. As a result, fourth

14	The opening balance for the fourth quarter was restated from $121 billion to $117 billion.

15	Growth in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

16	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

17	New business embedded value is a non-GAAP measure. See “Performance and Non-GAAP measures” below.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

quarter NBEV showed a year over year improvement of 17 per cent while full year NBEV declined by five per cent.

•
Total Company wealth sales for products we are targeting to grow were $7.7 billion for the fourth quarter and exceeded $27 billion for the full year. Year over year growth was 28 per cent relative to the fourth quarter of 2009 and 23 per cent compared to full year 2009. Growth was broad based, especially in Asia, North American mutual funds and JH Retirement Plan Services. NBEV on the sales of these products increased by seven per cent for the quarter and ten per cent for the full year compared to the fourth quarter and full year 2009, respectively.  The increase in NBEV related to the growth in sales was partially offset by change in sales mix and higher acquisition expenses.

•
Fourth quarter 2010 sales of wealth products that are not targeted for growth (VA and book value fixed deferred annuity products) totaled $1.5 billion, a year over year decline of 25 per cent compared to the fourth quarter of 2009. Full year sales were $6.7 billion, down 46 per cent compared to full year 2009. This continues to be in line with the Company’s ongoing initiatives to reduce its equity risk profile globally. The percentage of guaranteed value hedged or reinsured was approximately 55 per cent as at December 31, 2010.  Substantially all new VA business in the U.S., Canada and Japan continues to be hedged as written. NBEV for the VA businesses was impacted by the decline in sales and lower interest rates but results improved towards the end of 2010 as interest rates increased and expenses were tightly controlled. As a result, fourth quarter NBEV for the VA business improved by 16 per cent compared to the fourth quarter of 2009, whereas full year NBEV declined 28 per cent from the prior year.  The Company also offers segregated fund guarantees on a portion of its group retirement products.  In the fourth quarter, $62 million of the sales of wealth products we are targeting to grow included segregated fund guarantees and the corresponding full year sales were $340 million.

Premiums and deposits (“P&D”) measures:
•
Total Company fourth quarter P&D of $4.7 billion for insurance products that we are targeting to grow was up eight per cent, on a constant currency basis, over the fourth quarter of the prior year with Asia driving the growth. P&D reflects both P&D received on new sales as well as the recurring P&D on the growing in-force business. The corresponding full year result was P&D of $17.8 billion reflecting year over year growth of four per cent.

•
Total Company fourth quarter P&D for the insurance lines we are not targeting to grow was $1.0 billion, a decrease of 52 per cent on a constant currency basis from the fourth quarter of 2009. The decline reflects both a one-time deposit received in the fourth quarter of 2009 from a former joint venture partner when JH LTC became the sole carrier of the U.S. Federal Long Term Care Insurance Program and also the impact of lower sales. For similar reasons, the corresponding full year P&D for these products of $3.9 billion declined 17 per cent relative to full year 2009.

•
Total Company P&D for the wealth businesses we are targeting to grow was $9.5 billion for the fourth quarter of 2010, an increase of 23 per cent on a constant currency basis compared to the same quarter in the prior year.  Growth was driven by strong mutual fund sales, partially offset by lower fixed product sales in both the U.S. and Canada. For the full year, P&D were $36.7 billion, representing growth of 13 per cent on a constant currency basis versus full year 2009.

•
Total Company P&D for the wealth products we are not targeting to grow (VA and book value fixed deferred annuity products) amounted to $1.5 billion for the fourth quarter of 2010 and $6.7 billion for the full year. These results represent a year over year decrease of 25 per cent and 46 per cent respectively.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Funds under management
Total funds under management as at December 31, 2010 were $475.2 billion, an increase of $1.3 billion from September 30, 2010 and an increase of $35.6 billion over December 31, 2009.  Contributing to the 12 month increase were $40.9 billion related to investment returns; $9.8 billion of net positive policyholder cash flows; and $2.0 billion of senior and medium term notes issued.  These items were partially offset by $13.9 billion due to the strengthening of the Canadian dollar and $3.2 billion of expenses, commissions, taxes and other movements.

OTHER NOTABLE ITEMS

Corporate
•
In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after March 21, 2011 to shareholders of record at the close of business on February 23, 2011.

•
The Board of Directors also decided that, in respect of the Company’s March 21, 2011 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan. The price of common shares purchased with reinvested dividends will be reduced by a two (2%) per cent discount from the market price, as determined pursuant to the applicable plan. This represents a decrease from the three (3%) per cent discount that was applied to reinvested dividends in prior quarters.

•
On January 13, 2011, The Manufacturers Life Insurance Company announced that it will redeem, on February 16, 2011, all of its outstanding $550,000,000 principal amount of 6.24% Subordinated Debentures due February 16, 2016.

Awards & recognition
•	In Canada, Manulife Mutual Funds was recognized at the 16th Annual Canadian Investment Awards for excellence in investment management, and for its marketing campaign launching a new fixed income fund.

•
Globally, Manulife Asset Management finished 2010 with 48 five-star and four-star Morningstar18 rated funds managed on behalf of our Manulife and John Hancock wealth partners. This is our highest total at a quarter-end in our history.

•
In Indonesia, the Indonesian Insurance and Reinsurance Broker Association (“ABAI”) have awarded Manulife Indonesia the 1st Best Life Insurance Company award for 2010 and Most Favorite Life Insurance Company for 2010. ABAI members represent policyholders in Indonesia and the awards reflect an appreciation of Manulife Indonesia as a reliable and trustworthy employee benefits provider.

•
In China, Manulife-Sinochem’s endowment product “Jin Fu Lian Lian” won the Shanghai Insurance Industry 2010 Exemplary Savings Product of the Year award and its Beijing Branch was named “The Strongest Insurance Company in 2010” by the Beijing Insurance Industry as part of the Golden Policy Yearly Appraisal Event.

18
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Notes:
Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 10, 2011.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on February 10, 2011 until February 24, 2011 by calling (905) 694-9451 or (800) 408-3053 (passcode 7044147#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on February 10, 2011.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Fourth Quarter 2010 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.  The document may be downloaded before the webcast begins.

Media inquiries: Anthony Wilson-Smith (416) 852-8899 anthony_wilson-smith@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com

February 10, 2011 – Press Release Reporting Fourth Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
(Unaudited)

	Quarterly results				Year ended
	4Q10	3Q10	4Q09	2010	2009
Net income (loss) attributed to shareholders (C$ millions)	$1,794	$(947)	$868	$(391)	$1,402
Net income (loss) available to common shareholders (C$ millions)	$1,774	$(966)	$848	$(470)	$1,338
Earnings (loss) per common share (C$)	$1.00	$(0.55)	$0.51	$(0.27)	$0.82
Return on common shareholders’ equity(a) (%, annualized)	28.6	(15.4)	13.1	(1.8)	5.2
Premiums and deposits(a) (C$ millions) • Insurance products targeted for growth	$4,745	$4,555	$4,437	$17,811	$17,747
• Wealth products targeted for growth	$9,511	$8,130	$7,976	$36,676	$35,143
• Insurance products not targeted for growth(b)	$972	$930	$2,124	$3,880	$5,205
• Wealth products not targeted for growth (VA and book value fixed deferred annuities)	$1,479	$1,327	$1,998	$6,694	$13,175
Funds under management(a) (C$ billions)	$475.2	$473.9	$439.6
Capital(a) (C$ billions)	$31.2	$30.6	$33.2
(a)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.
(b)	JH Life universal life with lifetime no-lapse guarantees and guaranteed non par whole life products as well as products in JH LTC.

Net income attributed to shareholders was $1,794 million for the fourth quarter ended December 31, 2010, equating to fully diluted earnings per share of $1.00.  For the fourth quarter of 2009, MFC reported net income attributed to shareholders of $868 million or $0.51 per share. The results of the fourth quarters of 2010 and 2009 are expanded on below. Net loss attributed to shareholders for the year ended December 31, 2010 was $391 million compared to net income of $1,402 million in 2009.

Fourth quarter of 2010
Higher equity markets and the increase in interest rates were significant contributors to the record level of earnings in the quarter. Gains related to higher equity markets were $441 million and to increased interest rates were $604 million.

Fourth quarter actual adjusted earnings from operations and reconciliation with GAAP measure
Adjusted earnings from operations for the fourth quarter of 2010 was $692 million.  Increased hedging costs, including $34 million related to the macro equity hedges entered into in the later half of the fourth quarter, resulted in adjusted earnings from operations being slightly below the estimated range of $700 million to $800 million for each quarter in 2010 as outlined in our 2009 Annual Report.  Under Canadian securities rules the Company is no longer required to report on adjusted earnings from operations in 2011.  We will report on net income excluding the direct impact of equity markets and interest rates, as well as highlight other material items.

Net income excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates.

The following table reconciles fourth quarter adjusted earnings from operations to our reported net income and also reconciles net income excluding the direct impact of equity markets and interest rates to our reported net income:

February 10, 2011 – Press Release Reporting Fourth Quarter Results

(C$ millions)	Gain(loss)
Reported net income attributed to shareholders	$1,794
Less net impact of higher equity markets and higher interest rates on:
Variable annuity guarantee liabilities that are not dynamically hedged(a)	$274
General fund equity investments supporting policy liabilities and on fee income(a),(b)	117
Macro equity hedges(c)	(48)
Fixed income re-investment assumptions used in the determination of policy liabilities (b)	516
Net gains on sale of available-for-sale bonds in the surplus segment	2
Total direct impact of equity markets and interest rates	$861
Net income excluding the direct impact of equity markets and interest rates	$933
Less other notable items:
Gains on variable annuity business that is dynamically hedged	184
Other favourable investment experience(b)	61
Tax related gains on closed tax years	103
Net policyholder experience gains	36
Change in accounting policy for deferred acquisition costs in the Hong Kong pension business	(39)
Refinements in actuarial methods and assumptions	(54)
Changes in currency rates(d)	(50)
Total other notable items	$241
Adjusted earnings from operations	$692
(a)
Adjusted earnings from operations exclude the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.

(b)
As outlined in our accounting policies, policy liabilities represent our estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation.  As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(c)
The total cost of macro equity hedges entered into late in the fourth quarter was $82 million and includes a $34 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions.  The estimated expected cost of these hedges was included in net income excluding the direct impact of equity markets and interest rates as well as in adjusted earnings from operations.  The $48 million difference was reported as direct impact of equity markets and was excluded from adjusted earnings from operations.

(d)
Adjusted earnings from operations exclude the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $0.9946 as at December 31, 2010.  The average daily exchange rate for the quarter was $1.012758.  This decline has decreased the reported net income by $50 million during the quarter.

Impact of higher equity markets and interest rates

The direct impact of higher equity markets and higher interest rates in the fourth quarter resulted in net gains of $861 million.

The increase in equity markets in excess of the returns we assumed in the valuation of our policy liabilities resulted in gains of $274 million on our variable annuity liabilities that were not dynamically hedged and $117 million of gains on general fund equity investments supporting policy liabilities and on fee income.

Partially offsetting this was the portion of the loss on macro equity hedges classified as an experience loss.  As outlined above, the full loss on the macro hedges was $82 million, of which $34 million represents the estimated expected cost relative to our long-term valuation assumptions.  We estimate the expected after-tax cost of these macro equity hedges in the first quarter of 2011 will be approximately $100 million, relative to our long-term valuation assumptions.

Higher interest rates in the fourth quarter resulted in a $516 million increase in earnings and we realized $2 million of net gains on the sale of bonds classified as AFS.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Gains related to variable annuity business dynamically hedged
As outlined in the Risk Management section below, the profit (loss) of the hedge assets will not completely offset the losses (gains) related to the guarantee liabilities hedged, in any particular quarter, for a number of reasons.  In the fourth quarter, the gain of $184 million was primarily due to the un-hedged interest rate sensitivity and the positive fund performance compared to our hedge instruments.

Other favourable investment experience
The other net favourable investment experience is primarily attributed to the impact on policy liabilities of the fixed income investment activities to lengthen the duration of fixed income assets supporting policy liabilities.

The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  Net credit impairments of $11 million and charges related to credit downgrades of $14 million were less than the expected credit losses assumed in the valuation of policy liabilities.

On our alternative non-fixed income class of investments gains related to real estate, timber and agriculture holdings were more than offset by a reduction in the fair value of our oil and gas holdings.

Tax related gains on closed tax years and net policyholder experience gains
Gains of $103 million were booked in the fourth quarter relating to the closure of prior year tax issues. Policyholder experience was a net gain of $36 million for the quarter with favourable claims experience in Reinsurance, Asia and Canada.

Fourth quarter 2009
Net income attributed to shareholders in the fourth quarter of 2009 of $868 million reflected increases in equity markets and interest rates, partially offset by a decline in the market value of real estate holdings, model refinements to previously implemented changes in actuarial methods and one-time charges for changes in Ontario tax laws.

Full year 2010 and 2009
In 2010, the full year net loss attributed to shareholders was $391 million as a result of over $3 billion of charges reported in the third quarter for goodwill impairment and changes in actuarial methods and assumptions which strengthened our balance sheet and reserves.  Full year adjusted earnings from operations was $2,871 million.

For the year ended December 31, 2010 (C$ millions)	Gain(loss)
Reported net loss attributed to shareholders	$(391)
Notable items
Goodwill impairment charge related to the U.S. Division	$(1,039)
Changes in actuarial methods and assumptions	(2,072)
Net market and investment related experience and other notable items(a)	(151)
Total notable items	$(3,262)
Adjusted earnings from operations	$2,871

(a) The total $151 million charge includes charges of $137 million related to the net impact of interest rates and equity markets as well as investment related experience.  The impact of the decline in interest rates, net of gains in AFS bonds in the surplus segment was a charge of $723 million and the loss on variable annuity business dynamically hedged was $176 million.  These charges were partially offset by the equity market gains of $51 million and other favourable investment experience of approximately $711 million, approximately half of which was due to asset repositioning activities in the third quarter.

In 2009, full year net income attributed to shareholders was $1,402 million.  The impact of lower interest rates, credit and downgrade charges, the decline in value of real estate, timber and agriculture holdings, and changes in actuarial methods and assumptions partially offset by the favourable impact of the increase in equity markets and tax items netted to a charge of $1.5 billion.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Earnings per share and return on common shareholders’ equity
Earnings per common share for the fourth quarter of 2010 was $1.00 compared to $0.51 for the fourth quarter of 2009.  The return on common shareholders’ equity was 28.6 per cent for the fourth quarter of 2010 (13.1 per cent for the fourth quarter of 2009).

Full year loss per share on a fully diluted basis was $0.27 compared to earnings of $0.82 in 2009. Return on common shareholders’ equity for the full year 2010 was minus 1.8 per cent compared to 5.2 per cent in the prior year.

Premiums and deposits (“P&D”) measures
Total Company fourth quarter P&D of $4.7 billion for insurance products that we are targeting to grow was up eight per cent, on a constant currency basis, over the fourth quarter of the prior year with Asia driving the growth. P&D reflects both P&D received on new sales as well as the recurring P&D on the growing in-force business. The corresponding full year result was P&D of $17.8 billion reflecting year over year growth of four per cent.

Total Company fourth quarter P&D for the insurance lines we are not targeting to grow was $1.0 billion, a decrease of 52 per cent on a constant currency basis from the fourth quarter of 2009. The decline reflects both a one-time deposit received in the fourth quarter of 2009 from a former joint venture partner when JH LTC became the sole carrier of the U.S. Federal Long Term Care Insurance Program and also the impact of lower sales. For similar reasons, the corresponding full year P&D for these products of $3.9 billion declined 17 per cent relative to full year 2009.

Total Company P&D for the wealth businesses we are targeting to grow was $9.5 billion for the fourth quarter of 2010, an increase of 23 per cent on a constant currency basis compared to the same quarter in the prior year.  Growth was driven by strong mutual fund sales, partially offset by lower fixed product sales in both the U.S. and Canada. For the full year, P&D were $36.7 billion, representing growth of 13 per cent on a constant currency basis versus full year 2009.

Total Company P&D for the wealth products we are not targeting to grow (VA and book value fixed deferred annuity products) amounted to $1.5 billion for the fourth quarter of 2010 and $6.7 billion for the full year. These results represent a year over year decrease of 25 per cent and 46 per cent, respectively on a constant currency basis.

Funds under management
Total funds under management as at December 31, 2010 were $475.2 billion, an increase of $1.3 billion from September 30, 2010 and an increase of $35.6 billion over December 31, 2009.  Contributing to the 12 month increase were $40.9 billion related to investment returns; $9.8 billion of net positive policyholder cash flows; and $2.0 billion of senior and medium term notes issued.  These items were partially offset by $13.9 billion due to the strengthening of the Canadian dollar and $3.2 billion of expenses, commissions, taxes and other movements.

Capital
Total capital was $31.2 billion as at December 31, 2010, $2.0 billion lower than $33.2 billion as at December 31, 2009.  Capital decreased as a result of a $0.4 billion decrease in unrealized gains on AFS securities, the $0.6 billion negative impact of the stronger Canadian dollar, $0.4 billion of net loss attributed to shareholders and $0.7 billion of shareholder dividends paid in cash.

The Manufacturers Life Insurance Company’s (“MLI”) consolidated regulatory capital ratio, MCCSR, was 249 per cent as at December 31, 2010, an increase of 15 points from September 30, 2010.  The increase was primarily the result of the fourth quarter earnings.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Credit ratings
Manulife Financial’s insurance operating companies have strong ratings from the credit rating agencies for financial strength and claims paying ability.  Maintaining strong ratings on the debt and preferred shares issued by MFC and its subsidiaries allows us to access the capital markets at competitive pricing levels.  Should these credit ratings decrease materially, our cost of funds may increase and our access to funding and capital through the capital markets could be reduced.

Manulife Financial, like many of its industry peers, has experienced rating downgrades during the global economic turmoil.  During the fourth quarter of 2010: Standard and Poor's Rating Services (“S&P”) lowered the financial strength ratings of our insurance operating companies from AA to AA-, lowered our counterparty credit rating from A to A-, and assigned a stable outlook;  Moody's lowered the insurance financial strength ratings of our insurance operating companies from Aa3 to A1 and assigned a stable outlook; FitchRatings (“Fitch”) affirmed the insurer financial strength ratings of our insurance operating companies at AA- with a stable outlook; A.M. Best affirmed the financial strength ratings of our insurance operating companies at A+, lowered our issuer credit rating from “a” to “a-“ and assigned a negative outlook; and DBRS Limited (“DBRS”) made no change to our Claims Paying Ability rating of IC-1 with a stable trend.

The following table summarizes the financial strength and claims paying ability ratings of MLI and certain of its subsidiaries as at February 9, 2011.

Financial strength/claims paying ability ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AA-	A1	IC-1	AA-	A+
John Hancock Life Insurance Company (U.S.A.)	AA-	A1	Not Rated	AA-	A+
Manulife (International) Limited	AA-	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AA-	Not Rated	Not Rated	Not Rated	Not Rated

February 10, 2011 – Press Release Reporting Fourth Quarter Results

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly results			Year ended
Canadian dollars	4Q10	3Q10	4Q09	2010	2009
Net income (loss) attributed to shareholders (millions)	$367	$206	$(117)	$(16)	$(1,441)
Premiums & deposits (millions)	$1,981	$1,809	$3,034	$7,266	$8,909
Funds under management (billions)	$73.8	$77.3	$66.6

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$362	$199	$(111)	$(14)	$(1,273)
Premiums & deposits (millions)	$1,956	$1,741	$2,874	$7,060	$7,914
Funds under management (billions)	$74.2	$75.1	$63.6

U.S. Insurance reported net income attributed to shareholders of US$362 million for the fourth quarter of 2010, compared to a net loss of US$111 million for the fourth quarter of 2009. Included in the fourth quarter of 2010 are net experience gains of US$229 million (2009 – losses of US$151 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$93 million primarily due to lower new business strain and improved policyholder lapse experience.

Full year 2010 net loss attributed to shareholders was US$14 million compared to a net loss of US$1,273 million for 2009.  Net income included net experience losses as described above of US$390 million in 2010 and US$1,483 million in 2009.

Premiums and deposits for the fourth quarter were US$2.0 billion, US$0.9 billion or 32 per cent lower than the fourth quarter of 2009 primarily due to the receipt in 2009 of a US$910 million segregated fund deposit as a result of John Hancock becoming the sole carrier of the Federal Long Term Care Insurance Program.

Funds under management as at December 31, 2010 were US$74.2 billion, up 17 per cent from December 31, 2009 due to business growth and an increase in the market value of funds under management.

U.S. Wealth Management

	Quarterly results			Year ended
Canadian dollars	4Q10	3Q10	4Q09	2010	2009
Net income attributed to shareholders (millions)	$589	$340	$671	$775	$2,186
Premiums & deposits (millions)	$6,906	$6,455	$6,727	$27,658	$30,512
Funds under management (billions)	$187.0	$186.4	$177.4

U.S. dollars
Net income attributed to shareholders (millions)	$581	$328	$635	$755	$2,000
Premiums & deposits (millions)	$6,820	$6,210	$6,370	$26,857	$26,670
Funds under management (billions)	$188.0	$181.0	$169.5

U.S. Wealth Management reported net income attributed to shareholders of US$581 million for the fourth quarter of 2010, compared to US$635 million for the fourth quarter of 2009.  Included in the fourth quarter of  2010 are net experience gains of US$408 million (2009 – US$490 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$28 million.  Higher fee income in Wealth Asset Management

February 10, 2011 – Press Release Reporting Fourth Quarter Results

from higher average assets under management was partially offset by the costs associated with the hedging of additional in-force variable annuity guaranteed value.

Full year 2010 net income attributed to shareholders was US$755 million compared to US$2,000 million for 2009. Net income included net experience gains as described above of US$115 million in 2010 and US$1,339 million in 2009.

Premiums and deposits, excluding variable annuities and book value fixed deferred annuities, for the fourth quarter of 2010 were US$6.2 billion, up 13 per cent from US$5.5 billion from the fourth quarter of 2009 driven by higher sales in Wealth Asset Management.  Premiums and deposits of variable annuities and book value fixed deferred annuities were US$0.6 billion for the fourth quarter of 2010, down from US$0.9 billion from the fourth quarter of 2009 as a result of ongoing risk management initiatives.

Funds under management as at December 31, 2010 were US$188.0 billion, up 11 per cent from US$169.5 billion as at December 31, 2009.  The increase was driven by a combination of investment returns and net policyholder cash flows.

Canadian Division
	Quarterly results			Year ended
Canadian dollars	4Q10	3Q10	4Q09	2010	2009
Net income attributed to shareholders (millions)	$635	$358	$384	$950	$745
Premiums & deposits (millions)	$4,303	$3,812	$4,096	$16,586	$16,917
Funds under management (billions)	$113.6	$109.2	$102.7

Canadian Division reported net income attributed to shareholders of $635 million for the fourth quarter of 2010 up $251 million from the fourth quarter of 2009. Fourth quarter earnings in 2010 included net experience gains of $306 million (2009 – $53 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.

Excluding the above noted market and investment experience related gains, net income attributed to shareholders in the fourth quarter was in line with 2009.  The growth in asset levels in the Canadian wealth management operations and Manulife Bank was partially offset by the impact of hedging additional variable annuity guarantees on our in-force business.  Strong sales growth in Individual Insurance, in combination with lower market yields, and record sales in mutual funds drove higher strain on new business reducing earnings as compared to the same period in 2009.  Both years included favourable impacts from one-time tax related items.  A release of tax provisions in 2010 related to the closure of prior year tax issues contributed to the year over year increase in fourth quarter earnings.

Net income attributed to shareholders for the full year 2010 was $950 million compared with $745 million for 2009.  Net income included net experience losses as described above of $95 million in 2010 and $327 million in 2009.

Premiums and deposits excluding variable annuities were $3.5 billion for the fourth quarter of 2010, an increase of eight per cent compared to the fourth quarter of 2009.  The increase was driven by retail mutual fund deposits, which were more than twice those of a year ago as consumer confidence improved.  Variable annuity product deposits were $0.8 billion for the fourth quarter 2010, down slightly from $0.9 billion in the fourth quarter of 2009.

Funds under management grew by 11 per cent or $11 billion to $113.6 billion as at December 31, 2010 compared to December 31, 2009.  The increase reflects the impact of equity market appreciation and the decline in interest rates on asset values, as well as growth across the division driven by positive net sales in wealth products and Manulife Bank over the past twelve months.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Asia Division

	Quarterly results			Year ended
Canadian dollars	4Q10	3Q10	4Q09	2010	2009
Net income attributed to shareholders (millions)	$339	$567	$291	$623	$1,739
Premiums & deposits (millions)	$2,840	$2,265	$2,036	$9,879	$9,308
Funds under management (billions)	$67.7	$67.0	$57.2

U.S. dollars
Net income attributed to shareholders (millions)	$335	$546	$274	$600	$1,530
Premiums & deposits (millions)	$2,803	$2,184	$1,926	$9,602	$8,109
Funds under management (billions)	$68.1	$65.0	$54.7

Asia Division reported net income attributed to shareholders of US$335 million for the fourth quarter of 2010 compared with US$274 million for the fourth quarter of 2009.  Included in the fourth quarter of 2010 are net experience gains of US$186 million (2009 – US$45 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Net income attributed to shareholders excluding these items declined by US$80 million of which US$39 million was due to a change in accounting policy with respect to deferred acquisition costs in the Hong Kong pension business.  Higher new business strain from lower interest rates in Indonesia, less favourable lapse assumptions in Japan and higher new business expenses from strong fourth quarter sales in Hong Kong, were only partially offset by higher fee income and in-force earnings.

Full year net income was US$600 million for 2010 compared with US$1,530 million for 2009. Net income included net experience losses as described above of US$252 million in 2010 and gains of US$558 million in 2009.

Premiums and deposits, excluding variable annuities, for the fourth quarter of 2010 were US$2.7 billion, up 60 per cent from US$1.7 billion reported in the fourth quarter of 2009.  Higher premiums and deposits were driven by robust insurance sales and strong business growth across the division, a result of broadening distribution and successful product launches.  Mutual fund premiums and deposits tripled fueled by Manulife TEDA, the recently acquired asset management joint venture in China, and strong growth in Indonesia.  In Hong Kong, strong wealth management sales were attributable to the successful launch of two Qualified Foreign Institutional Investor (“QFII”) funds.

Funds under management as at December 31, 2010 were US$68.1 billion, up 25 per cent from December 31, 2009. Growth was driven by net policyholder cash inflows across the territories of US$3.8 billion, an increase in the market value of funds under management, the impact of currency and assets under management of US$2.0 billion related to the acquired 49 per cent interest in our asset management joint venture in China, Manulife TEDA.

Reinsurance Division

	Quarterly results			Year ended
Canadian dollars	4Q10	3Q10	4Q09	2010	2009
Net income attributed to shareholders (millions)	$89	$36	$92	$183	$261
Premiums & deposits (millions)	$234	$251	$279	$972	$1,123

U.S. dollars
Net income attributed to shareholders (millions)	$88	$35	$87	$178	$232
Premiums & deposits (millions)	$232	$241	$265	$944	$987

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Reinsurance Division’s net income attributed to shareholders for the fourth quarter of 2010 was US$88 million compared to US$87 million for the fourth quarter of 2009.  Included in the fourth quarter of 2010 are net experience gains of US$22 million (2009 – US$3 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders decreased by US$18 million primarily due to lower Life Reinsurance premiums.

Full year net income attributed to shareholders was US$178 million compared with US$232 million for 2009. Net income included net experience losses as described above of US$20 million in 2010 and US$51 million in 2009.

Premiums for the fourth quarter 2010 were US$232 million, down 12 per cent from US$265 million reported in the fourth quarter of 2009.  The decline is mainly due to lower Life Reinsurance premiums resulting from fluctuations in client reporting.

Corporate and Other

	Quarterly results				Year ended
Canadian dollars	4Q10	3Q10	4Q09	2010	2009
Net loss attributed to shareholders (millions)	$(225)	$(2,454)	$(453)	$(2,906)	$(2,088)
Funds under management (billions)	$30.6	$31.3	$33.0

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation, settlement costs for macro equity hedges and other non operating items.

Corporate and Other reported a net loss attributed to shareholders of $225 million for the fourth quarter of 2010 compared to a net loss of $453 million for the fourth quarter of 2009.  The loss in the fourth quarter of 2010 included a charge for refinements to actuarial methods of $54 million.  The fourth quarter 2009 results included a charge for refinements to actuarial methods of $147 million and a charge related to the change in the Ontario tax rate of $131 million.

Excluding the above items, the loss for the fourth quarter of 2010 was $171 million compared to $175 million for the fourth quarter of 2009.  Higher investment income in 2010, including $16 million of gains on the AFS equity portfolio compared to other than temporary impairments of $29 million in the prior year, were substantially offset by charges of $82 million on macro equity hedges.

The full year 2010 net loss attributed to shareholders was $2,906 million compared with a net loss of $2,088 million for 2009. The 2010 loss includes a charge of $2,072 million related to changes in actuarial methods and assumptions and a goodwill impairment charge of $1,039 million.

Funds under management of $30.6 billion as at December 31, 2010 include assets managed by Manulife Asset Management on behalf of institutional clients of $23.2 billion (2009 – $23.3 billion) and $7.6 billion (2009 – $9.8 billion) of the Company’s own funds.  The decrease in the Company’s own funds is due to an increase in the assets allocated to the operating divisions and the impact of the stronger Canadian dollar partially offset by proceeds from debt issuances during the year.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

RISK MANAGEMENT

Overview
Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis (“MD&A”) in our 2009 Annual Report and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Market risk hedging strategies
The Company has a goal of executing additional hedges through a combination of time-scheduled and market-trigger based actions, so that approximately 60 per cent of our underlying earnings sensitivity19 to equity market movements is offset by hedges by the end of 2012 (as compared to approximately 50 per cent as at December 31, 2010) and approximately 75 per cent of our underlying earnings sensitivity to equity market movements is offset by hedges by the end of 2014.

The Company expects to take actions that would further reduce its interest rate exposures as measured by the sensitivity of shareholders’ net income to a 100 basis point decline in interest rates, by approximately one-quarter by the end of 2012 and by approximately one-half by the end of 2014.  Those targets translate to a sensitivity of net income attributed to shareholders of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.

As part of our risk reduction plans, we implemented a new macro equity risk hedging strategy designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. We implemented the macro equity risk hedging strategy by shorting $5 billion of equity futures contracts in the fourth quarter of 2010. Throughout 2010, we also initiated dynamic hedging on $19 billion of in-force guarantee value and continued to dynamically hedge virtually all new variable annuity business written.  By December 31, 2010 approximately 55 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 35 per cent at December 31, 2009. The business dynamically hedged at December 31, 2010 comprises 50 per cent of the variable annuity guarantee values, net of amounts reinsured, and generated 35 per cent of the underlying reserve sensitivity to equity market movements from variable annuities, net of amounts reinsured. As a result of these hedges, as at December 31, 2010 approximately 50 per cent of our underlying earnings sensitivity to equity market movements was estimated to be offset by hedges.

Over the latter half of 2010, we lengthened the duration of our fixed income investments in both our liability and surplus segments by investing cash, trading out of shorter term bonds and into longer term bonds, and by executing lengthening interest rate swaps.  These actions, offset by the changes in interest rates and updates to policyholder liability assumptions during the year, contributed to a net reduction in the sensitivity of net income attributed to shareholders to declines in interest rates.

Other risk reduction actions taken during 2010 include re-pricing and de-risking guaranteed benefit insurance products in Canada and the U.S., and launching new insurance products with lower or limited guarantees.  We also launched a lower risk variable annuity product in Japan, an initiative that followed the redesign and re-pricing of our North American variable annuities in

19
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at December 31, 2010, but before the offset of hedge assets or other risk mitigants. For a 10 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80 per cent of the loss from the dynamically hedged variable annuity policy liabilities.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

2009.  The changes made to our product portfolio have facilitated a desired and ongoing shift in our new business to lower risk product lines with higher profit margins.

There can be no assurance that the Company's exposure to equity performance and movements in interest rates will be reduced to within established targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Our hedging strategies expose the Company to additional risks. Hedging relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. Hedging also subjects the Company to the risk of increased funding and collateral demands which may become significant as markets rise.

Sensitivities and risk exposure measures
Caution related to sensitivities  In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or shareholders’ economic value will be as indicated.

Variable annuity and segregated fund guarantees  Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees.  Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.  Depending on future equity market levels, liabilities on current in-force business could be due primarily in the period from 2015 to 2038.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees gross and net of reinsurance, and net of the business dynamically hedged.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Variable annuity and segregated fund guarantees

As at	December 31, 2010				December 31, 2009
(C$ million)	Guarantee value	Fund value	Amount at risk (d)	Guarantee value Fund value		Amount at risk (d)
Guaranteed minimum income benefit(a)	$8,202	$6,359	$1,856	$9,357	$6,834	$2,535
Guaranteed minimum withdrawal benefit	62,382	57,331	6,391	58,077	51,669	7,962
Guaranteed minimum accumulation benefit	23,902	25,152	1,980	24,749	25,190	2,213
Gross living benefits(b)	$94,486	$88,842	$10,227	$92,183	$83,693	$12,710
Gross death benefits(c)	16,279	12,736	2,813	18,455	13,282	4,414
Total gross of reinsurance & hedging	$110,765	$101,578	$13,040	$110,638	$96,975	$17,124
Living benefits reinsured	$7,108	$5,506	$1,611	$8,012	$5,818	$2,200
Death benefits reinsured	4,924	4,070	1,052	5,985	4,639	1,577
Total reinsured	$12,032	$9,576	$2,663	$13,997	$10,457	$3,777
Total, net of reinsurance	$98,733	$92,002	$10,377	$96,641	$86,518	$13,347
Living benefits dynamically hedged	$44,606	$44,827	$2,685	$24,399	$24,137	$1,782
Death benefits dynamically hedged	4,685	3,032	424	481	317	10
Total dynamically hedged	$49,291	$47,859	$3,109	$24,880	$24,454	$1,792
Living benefits retained	$42,772	$38,509	$5,931	$59,772	$53,738	$8,728
Death benefits retained	6,670	5,634	1,337	11,989	8,326	2,827
Total, net of reinsurance & hedging	$49,442	$44,143	$7,268	$71,761	$62,064	$11,555
(a)	Contracts with guaranteed long-term care benefits are included in this category.
(b)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (c).
(c)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(d)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liability established for these benefits was $3,101 million at December 31, 2010 (December 31, 2009 – $1,671 million).  These policy liabilities include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $2,083 million at December 31, 2010 (December 31, 2009 – $1,738 million).  The policy liabilities for the hedged block were $1,018 million at December 31, 2010 (December 31, 2009 – $(67) million).  The increase in the policy liabilities for the hedged business was primarily due to the change in the value of the dedicated hedge asset portfolio and the adverse impact from basis changes.  The year over year increase in policy liabilities related to the unhedged block was due primarily to the adverse impacts from basis changes and interest rate movements, offset by the favourable impact of improved equity markets.

Publicly traded equity performance risk
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience is not hedged;

•	Provisions for adverse deviation in the policy liabilities are not hedged;

•	A portion of interest rate risk is not hedged;

•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

•	Unfavourable realized equity and bond return volatility and correlations with interest rate movements may result in higher than expected rebalancing costs; and

•	Not all other risks are hedged (see MD&A in the 2009 Annual Report).

February 10, 2011 – Press Release Reporting Fourth Quarter Results

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent changes in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity policy liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We assume that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets is assumed to offset 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

Exposures at December 31, 2010 declined as compared to December 31, 2009 primarily due to improvements in global equity markets, the additional in-force variable annuity business we initiated dynamic hedging for, and the implementation of our macro equity risk hedging strategy.  The increases in the policy liabilities as a result of our annual review of policy valuation assumptions and impact of currency movements partially offset these changes.

As at December 31, 2010 the change in the value of the hedge assets was estimated to offset 50 per cent of the underlying impact on net income attributed to shareholders from a 10 per cent decline in publicly traded equity value (nine per cent as at December 31, 2009)20, assuming that the change in value of the dynamic hedge assets does not completely offset the change in the related variable annuity guarantee liabilities.(c)

The Company targets to have 60 per cent of the underlying impact of declines in equity markets offset by hedge assets by the end of 2012 and 75 per cent of the underlying impact by the end of 2014.

20
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(a)

As at December 31, 2010
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,840)	$(2,940)	$(1,300)	$1,010	$1,830	$2,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(c)	(270)	(180)	(90)	100	200	300
Total underlying sensitivity	$(5,380)	$(3,300)	$(1,480)	$1,200	$2,210	$2,870
Impact of Hedge Assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities.	1,680	980	400	(260)	(440)	(560)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$2,950	$1,830	$820	$(680)	$(1,290)	$(1,830)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,930)	$(1,710)	$(740)	$460	$810	$870
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	55%	55%	55%	57%	58%	64%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(d)	46%	48%	50%	62%	63%	70%
(a)	See ”Caution related to sensitivities” above.
(b)
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at December 31, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

As at December 31, 2009
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,510)	$(2,720)	$(1,220)	$940	$1,450	$1,650
Asset based fees	(240)	(160)	(80)	80	160	240
General fund equity investments(d)	(280)	(160)	(60)	90	180	270
Total underlying sensitivity	$(5,030)	$(3,040)	$(1,360)	$1,110	$1,790	$2,160
Impact of hedge assets
Variable annuity dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the hedged guarantee policy liabilities	660	370	160	(140)	(260)	(350)
Net impact assuming the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(4,370)	$(2,670)	$(1,200)	$970	$1,530	$1,810
Impact of assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(c)	$(200)	$(90)	$(40)	$(20)	$(60)	$(110)
Net impact assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities (c)	$(4,570)	$(2,760)	$(1,240)	$950	$1,470	$1,700
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedges completely offset related liability changes	13%	12%	12%	13%	15%	16%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedges do not completely offset related liability changes(d)	9%	9%	9%	14%	18%	21%
(a)	See ”Caution related to sensitivities” above.
(b)	The total underlying impact before hedges is net of the impact of settlements related to reinsurance arrangements existing at December 31, 2009 (which were the same as those as at September 30, 2010).
(c)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedges is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively.  For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

(d)
This impact for general fund equities at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank.  The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

Potential impact on shareholders’ economic value21 arising from changes to public equity returns
The impact on shareholders’ economic value resulting from a return on public equities 10, 20 and 30 per cent lower than the rates assumed in the valuation of policy liabilities was estimated as a decrease of $1,175 million, $2,540 million and $4,074 million respectively as at December 31, 2010 ($1,184 million, $2,568 million and $4,202 million as at December 31, 2009).  The impact on shareholders’ economic value resulting from a 10, 20 and 30 per cent increase in publicly traded equities was estimated as a gain of $1,045 million, $2,010 million and $2,954 million respectively as at December 31, 2010 ($1,044 million, $2,018 million and $2,912 million as at December 31, 2009).

The impact on shareholders’ economic value arising from off-balance sheet products is calculated as the change in the average, across all investment return scenarios, of the after-tax net present value of projected future best estimate guaranteed benefit payments, reinsurance

21	Shareholders economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

settlements and fee income and expenses, discounted at market yields.  The impact on shareholders’ economic value arising from each of general fund equity holdings and hedge assets is calculated as the after-tax change in the market value of the equity holdings and hedge assets, respectively.  We use the same assumptions with respect to the amount of the change in policy liabilities related to dynamically hedged variable annuities that is offset by hedge assets as outlined above.  Actual experience may vary from these assumptions.

Changes in equity markets impact our available and required components of the MCCSR ratio.  The following table shows the potential impact to MLI’s MCCSR ratio resulting from changes in public equity market values, assuming that the change in the value of the hedge assets does not completely offset the change of the related variable annuity guarantee liabilities.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (a),(b)

As at December 31,	2010						2009
(percentage points)	-30%	-20%	-10%	10%	20%	30%	-30%	-20%	-10%	10%	20%	30%
Impact on MLI MCCSR	(27)	(16)	(7)	7	15	24	(42)	(25)	(11)	13	25	32
(a)	See ”Caution related to sensitivities” above.
(b)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging.

As at December 31,	2010	2009
(C$ millions)
For variable annuity guarantee dynamic hedging	$ 4,200	$ 2,700
For macro equity risk hedging	$ 5,100	-
Total	$ 9,300	$ 2,700

Interest rate and spread risk
The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities.  We also assume no change to the ultimate reinvestment rate (“URR”).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(a)

As at December 31,	2010		2009
(C$ millions)	-100bp	+100bp	-100bp	+100bp
General fund products(b)	$ (1,400)	$ 1,200	$ (1,900)	$ 1,500
Variable annuity guarantees(c)	(400)	300	(300)	100
Total	$ (1,800)	$ 1,500	$ (2,200)	$ 1,600
(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis points intervals.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

The decline in exposures was primarily driven by the actions to extend the duration of our fixed income investments supporting policyholder liabilities. These impacts were partially offset by generally lower interest rates in the markets where we operate and the impact of increases to policy liabilities as a result of our annual review of policy valuation assumptions.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in our surplus segment.  Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.  It is not certain we would crystallize any of the unrealized gains or losses available. As at December 31, 2010 the AFS fixed income assets held in the surplus segment were in a net after-tax unrealized gain position of $186 million (gross after-tax unrealized gains were $390 million and gross after-tax unrealized losses were $204 million).

The following table shows the potential impact on net income attributed to shareholders including the change in the market value of fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including on the change in market value of AFS fixed income assets in the surplus segment(a)(b)
As at December 31,	2010			2009
(C$ millions)	-100	bp	+100pb	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,800)		$1,500	$(2,200)		$1,600
Impact of the change in the market value of AFS fixed income assets held in the surplus segment (after-tax)(b)	$1,200		$(900)	$600		$(500)
Including 100% of the change in the market value of fixed income assets held in the surplus segment(b)	$(600)		$600	$(1,600)		$1,100
(a)	See “Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss.  The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

Potential impact on shareholders’ economic value of an immediate one per cent parallel change in interest rates22
The impact on shareholders’ economic value of a one per cent decrease and a one per cent increase in government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on interest rates, was a decrease of $840 million and increase of $130 million, respectively, as at December 31, 2010 ($(1,870) and $1,100 million, respectively, as at December 31, 2009).

The impact on shareholders’ economic value as a result of interest rate changes is calculated as the change in the after-tax net present value of future cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating.  For variable annuity guarantees dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The following table shows the potential impact on MLI’s MCCSR ratio from an immediate change in interest rates.

22 See “Caution related to sensitivities” below.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Potential impact on MLI’s MCCSR ratio arising from an immediate one percent parallel change in interest rates (a)
As at December 31,	2010		2009
(percentage points)	-100bp	+100bp	-100bp	+100bp
Impact excluding the change in the market value of AFS fixed-income assets held in the surplus segment	(23)	19	(24)	20
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment (after-tax)(b)	(14)	12	(19)	16
(a)	See ”Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss.  The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads(a),(b)
As at December 31, 2010
(C$ millions)	-50bp	+50bp
Corporate spreads(c)(d)	$ (500)	$ 400
(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(c)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads.

(d)	Corporate spreads are assumed to grade to the long term average over five years.

Potential impact on net income attributed to shareholders arising from changes to swap spreads(a)
As at December 31, 2010
(C$ millions)	-20bp	+20bp
Swap spreads(b)	$ 200	$ (200)
(a)	See ”Caution related to sensitivities” above.
(b)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads.

Alternative non-fixed income asset performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of alternative non-fixed income assets different than the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in non-fixed income asset returns(a)(b)
As at December 31,	2010		2009
(C$ millions)	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(500)	$600	$(400)	$400
Private equities and other non-fixed income assets	(400)	400	(200)	200
Alternative non-fixed income assets	$(900)	$1,000	$(600)	$600
(a)	See ”Caution related to sensitivities” above.
(b)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on non-fixed income asset weightings; (ii) any gains or losses on non-fixed income investments held in the Corporate and Other segment; or (iii) any gains or losses on non-fixed income investments held in Manulife Bank.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Potential impact on shareholders’ economic value arising from alternative non-fixed income asset returns
The impact on shareholders’ economic value resulting from a 10 per cent decline in alternative non-fixed income assets was estimated at a loss of $763 million at December 31, 2010 ($657 million loss at December 31, 2009).  The impact on shareholders’ economic value resulting from a 10 per cent increase in alternative non-fixed income assets was estimated at a gain of $763 million at December 31, 2010 ($657 million gain at December 31, 2009).23

Insurance risk
Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 million to US$30 million and for survivorship life insurance from US$25 million to US$35 million.

Segregated fund capital rules effective for business written on or after January 1, 2011
The Office of the Superintendent of Financial Institutions (“OSFI”) issued an advisory on December 14, 2010 containing new minimum calibration criteria for determining capital requirements for segregated fund business written on or after January 1, 2011. The new calibration criteria will increase capital requirements on these products and our 2011 product offerings will be developed and priced taking into account these new rules. The new minimum calibration criteria are not expected to materially impact capital requirements on in-force business written prior to 2011.

Regulatory capital requirements
OSFI has been considering a number of changes, including establishing methodologies for evaluating standalone capital adequacy for Canadian operating life insurance companies, such as MLI and updates to its regulatory guidance for non operating insurance companies acting as holding companies, such as MFC. In addition, OSFI is working on revisions to the capital requirements for in-force segregated fund guarantees, market, credit and insurance risk.  Changes in regulatory capital guidelines for banks under the Basel accord or for European insurance companies under Solvency II may also have implications for Canadian insurance companies. The timing and outcome of these initiatives is uncertain and could have a significantly adverse impact on the Company or on our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank")
Dodd-Frank creates a new framework for regulation of over-the-counter (“OTC”) derivatives which could affect those activities of the Company which use derivatives for various purposes, including hedging equity market, interest rate and foreign currency exposures.  Dodd-Frank will require certain types of OTC derivative transactions that are currently traded over-the-counter to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. The legislation could also potentially impose additional costs, including new capital and margin requirements, and additional regulation on the Company. Conversely, increased capital or margin requirements imposed on our counterparties to derivative transactions could reduce our exposure to the counterparties’ default. We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank will lead to an increase or decrease in or change in composition of the risks we hedge.

In addition, pursuant to Dodd-Frank, in January 2011 the Financial Stability Oversight Council (“FSOC”) released a proposed rule outlining the criteria that will inform the FSOC’s designation of non-bank financial institutions as “systemically important” and the procedures the FSOC will use in the designation process. If designated, the largest, most interconnected and highly

23 The impact on shareholders’ economic value arising alternative non-fixed income assets is calculated as the after-tax change in the market value of the alternative non-fixed income assets.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

leveraged companies would face stricter prudential regulation, including higher capital requirements and more robust consolidated supervision. At this stage OSFI has not announced similar rules, and for financial institutions (such as MFC) whose home regulator is outside of the United States, the FSOC’s proposed rule recognizes the need for outreach and coordination with the home regulator, as well as the need to avoid overlapping and conflicting regulations. Although there are good arguments why neither MFC nor any of its subsidiaries should be designated as systemically important by the FSOC, OSFI or any other regulator, at this stage we cannot predict the outcome of this regulatory initiative.

International Financial Reporting Standards (“IFRS”)
On July 30, 2010, the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft, with a comment period that ended November 30, 2011. The Exposure Draft outlined a proposed framework for a single accounting standard for the measurement of insurance contract liabilities to be applied across all jurisdictions adopting IFRS as published by the IASB.24  The insurance contracts accounting policy proposals being considered by the IASB, in particular the discount rate for the measurement of insurance liabilities are not consistent with our business model because they do not align the measurement of insurance liabilities with the assets that support the payment of those liabilities.  Therefore, the standard as proposed and if implemented may lead to a large initial increase in reported insurance liabilities and potentially our required regulatory capital upon adoption, and may create significant ongoing volatility in our reported results and potentially our regulatory capital particularly for long duration guaranteed products. This mismatch between the underlying economics of our business and reported results and potentially our capital requirements could have significant unintended negative consequences on our business model which would potentially affect our customers, shareholders and the capital markets.  We believe the accounting rules under discussion could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada.  We, along with the Canadian insurance industry and other interested parties, provided comments and input to the IASB on their proposals. As a result of the preliminary comments received and other outreach activities conducted, the IASB has indicated that they will reconsider their proposals for the determination of the appropriate discount rate for the measurement of insurance contract liabilities contained in the Exposure Draft.  The insurance industry in Canada is also currently working with OSFI and the federal government with respect to the potential impact of these proposals on Canadian insurance companies, and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the underlying business model of a life insurance company and in particular, the implications for long duration guaranteed products which are much more prevalent in North America than elsewhere.

TAX RELATED CONTINGENCY
The Company is an investor in a number of leasing transactions and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate.  Should the tax attributes of all our lease transactions be fully denied, the maximum after-tax financial statement exposure including interest is estimated to be an additional US$220 million as at December 31, 2010.

The Company is subject to income tax laws in various jurisdictions.  Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes and deferred tax represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period.   The Company may be required to change its provision for income taxes or deferred tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining

24 The current standard, IFRS 4 Insurance Contracts, allows each jurisdiction to determine its own liability measurement practices.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

valuation allowances on deferred tax asset significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances.  Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the consolidated financial statements in the year these changes occur.

ACCOUNTING MATTERS AND CONTROLS
Critical accounting and actuarial policies

Our significant accounting policies are described in note 1 to the annual consolidated financial statements on pages 81 to 85 of our 2009 Annual Report.  Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities (“VIEs”), determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described on pages 56 to 63 of our 2009 Annual Report.  In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Goodwill

As disclosed in our 2009 Annual Report, the results of our year end 2009 goodwill impairment testing for our U.S. Insurance and U.S. Wealth reporting units indicated a lower margin of fair value in excess of carrying value than in prior years given the impact of the economic conditions and changes in product mix. In light of the continuing impact of the deterioration in the overall U.S. economic environment, including persistent low interest rates, and management decisions in the third quarter to further reposition our U.S. business and the resultant reduction or elimination of products that give rise to significant earnings sensitivity or produce low returns on capital employed, in the third quarter the Company updated its goodwill impairment testing, in advance of the annual review typically performed in the fourth quarter. The testing completed during the third quarter resulted in an impairment of the goodwill in our U.S. Insurance reporting unit in the amount of US$1,000 million of the total goodwill of US$2,318 million for the reporting unit.  The impairment charge, which was recorded in our Corporate and Other segment, is a non-cash item and does not affect our ongoing operations or our regulatory capital ratios.  For further information, refer to note 3 to our third quarter unaudited interim consolidated financial statements. Refer also to “Future Accounting and Reporting Changes – Transition to International Financial Reporting Standards” below for implications of goodwill impairment testing under IFRS.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Sensitivity of policy liabilities to changes in assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income.  The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Potential impact on net income attributed to shareholders arising from changes in policy liability asset related assumptions

(C$ millions)	Increase (decrease) in post-tax income
As at	December 31, 2010		December 31, 2009
Asset related assumptions updated periodically in valuation basis changes	increase	decrease	increase	decrease
100 basis point change in ultimate fixed income re-investment rates(a)	$1,500	$(1,900)	$1,200	$(1,700)
100 basis point change in future annual returns for public equities(b)	$900	$(900)	$1,000	$(1,000)
100 basis point change in future annual returns for other non fixed income assets(c)	$3,100	$(2,900)	$2,200	$(2,300)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(d)	$(300)	$300	$(300)	$400

(a)
Current URRs for risk free bonds in Canada are 1.9% per annum and 3.8% per annum for short and long-term bonds, respectively, and in the U.S. are 1.6% per annum and 4.0% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates, continuation of current rates or a further decline could have a material impact on income. However, for this sensitivity we assume the URRs decline with full and immediate effect.

(b)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities.  For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $700 million (2009  – $800 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(700) million (2009 – $(900) million).

(c)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The assumed returns on other non-fixed income assets net of provisions for adverse deviation and after taking into account the impact of differential taxation, have a similar impact on policyholder liabilities as the assumptions for public equities.  The increased sensitivity from December 31, 2009 to December 31, 2010 is primarily related to the second order impact of the decline in interest rates as well as the higher future demand anticipated in the Long-Term Care segment.

(d)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

Future accounting and reporting changes

Transition to International Financial Reporting Standards
Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  The Company will adopt IFRS as a replacement of current Canadian GAAP for fiscal periods beginning the first quarter of 2011, with corresponding comparative financial information provided for 2010.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Based on our analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the items discussed below, we do not expect a significant impact on our financial statements upon adoption.  Further, we do not expect that the initial adoption of IFRS will have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

The Company is required to prepare an opening IFRS Balance Sheet as at January 1, 2010, the date of transition to IFRS, which forms the starting point for its financial reporting in accordance with IFRS.  Any differences between the carrying values of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS, as at January 1, 2010 is recorded in opening retained earnings.

The following information is provided to allow users of the financial statements to obtain a better understanding of the expected effects on the consolidated financial statements as a result of the adoption of IFRS.  This information reflects the Company’s expected first time adoption transition elections and accounting policy choices under IFRS, outlined below.

The opening shareholders’ equity under IFRS at January 1, 2010 is expected to be $27,397 million compared to $28,827 million under Canadian GAAP. The decrease of $1,430 million is primarily related to the impairment of goodwill at transition to IFRS, adjustments to investments in leveraged leases and certain income tax accounting differences discussed below.  The remaining adjustments to opening shareholders’ equity, in aggregate, are not considered material.

The testing for impairment of goodwill in 2010 under IFRS was performed at the cash generating unit level, a more granular level than under Canadian GAAP.  This resulted in a total impairment charge of $3,064 million, attributable to our U.S. Life Insurance ($1,461 million), U.S. Wealth Management ($1,453 million) and Canadian Individual Insurance operations ($150 million). The total IFRS impairment charge of $3,064 million was allocated between the opening IFRS balance sheet at January 1, 2010 ($734 million) and the Company’s third quarter 2010 comparative IFRS results ($2,330 million) based on the facts and circumstances in the respective periods that gave rise to the impairment. Under Canadian GAAP, the Company reported a goodwill impairment of $1,039 million in 2010.

Under IFRS, investments in leveraged leases are measured in a similar manner to capital leases with income recognized on a constant yield basis.  Under Canadian GAAP there is a standard specific to leveraged leases and income is recognized on an effective yield basis.  The impact on transition was a decrease of $472 million to the carrying value of these investments and a reclassification from private placements to other investments. An associated deferred tax asset of $182 million arose from the decrease in the carrying value of the asset, resulting in a net decrease to shareholders’ equity of $290 million.

Differences in the accounting for income taxes under IFRS, including the establishment of a $215 million deferred tax liability under IFRS arising from prior reorganizations of certain subsidiaries of the Company resulted in a decrease in opening shareholders’ equity of $326 million.  The deferred tax arising from subsidiary reorganizations will only be recognized if the subsidiaries are sold to a third party and eliminated from the consolidated financial statements.

In general, an entity is required to apply the principles under IFRS on a retrospective basis; however, certain optional exemptions from retroactive application exist for certain IFRS principles for which retroactive application would be operationally impractical.  A summary of our significant first time adoption elections under IFRS 1 – “First Time Adoption of IFRS” is presented below:

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Topic	Expected impact on the consolidated financial statements
Business combinations	Due to the complexities in obtaining historical valuations the Company has elected not to apply IFRS to business combinations that occurred prior to January 1, 2010.
Foreign currency
To facilitate the translation of self-sustaining foreign operations prospectively, the Company elected the one-time option to reset the cumulative translation account to zero as at January 1, 2010, through opening retained earnings under IFRS.

Employee benefits	The Company did not elect prospective application of the IFRS requirements for employee benefits and instead applied the requirements retrospectively.

A summary of the more significant IFRS accounting policy choices selected by the Company include:

Topic	Expected impact on the consolidated financial statements
Investment contracts
•      Products that do not contain insurance risk will be measured as a financial liability at amortized cost or fair value where elected under IFRS to ensure consistent measurement between assets and liabilities.
•      Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an earnings mismatch with the measurement of the liability.  Currently such bonds are measured at fair value under the fair value option under Canadian GAAP.

Designation of financial assets
•      Bonds and stocks held to support policy liabilities have been designated as trading with realized and unrealized changes in fair value recognized in earnings, in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and policy liabilities.
•      Bonds and stocks supporting the Company’s corporate and surplus segments and certain investment contracts have been classified as AFS under IFRS, which are carried at fair value with unrealized gains and losses recorded in Other Comprehensive Income.

Real estate, agriculture and private equity investments
•      Investments in real estate assets will be measured at fair value with the exception of owner-occupied properties which will be measured at historical cost less accumulated depreciation.
•      Investments in agriculture assets, such as timber, will be measured at fair value with changes in fair value reported in earnings.
•      Investments in private equities are currently held at cost under Canadian GAAP but will be measured at fair value under IFRS.

Employee benefits
•      Consistent with Canadian GAAP, the Company has selected a policy of amortizing actuarial gains and losses that exceed ten per cent of the greater of the accrued benefit obligation or the market value of the plan assets and any past service costs into income on a straight-line basis over the estimated average remaining service life of the plan members.

A new IFRS that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2013.  Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (“CALM”) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and

February 10, 2011 – Press Release Reporting Fourth Quarter Results

net investment income generated from assets held to support those liabilities.  Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is initially adopted, any changes in the carrying values of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore these changes in value are not expected to have a material impact on net income under IFRS.

The measurement under IFRS of products no longer considered insurance contracts, certain embedded derivative features contained in insurance products, additional ineffectiveness arising from hedge accounting relationships, more accelerated recognition of pension expense, potentially more frequent impairments of AFS equity securities, and increased income from investments in leveraged leases are expected to result in additional earnings differences under IFRS, which in aggregate are not expected to be significant. Additionally, as a result of the more granular level of goodwill testing under IFRS, we expect that more frequent goodwill impairment charges could occur in the future.

Expected regulatory capital implications as a result of the adoption of IFRS
As part of the IFRS transition process, the Company is evaluating its effect on regulatory capital requirements. Under the IFRS transition guidance outlined by OSFI, the impact of IFRS adoption on available capital is phased-in over an eight quarter period beginning the first quarter of 2011. The impact on required capital is not subject to the phase-in rules. Our preliminary estimates indicate the adoption of IFRS may initially decrease MLI’s MCCSR by approximately four points beginning the first quarter of 2011 and approximately eight points over the two year phase-in period ending with the fourth quarter of 2012.

Update on IFRS transition progress
Our IFRS transition plan includes the education, review, approval and implementation of the accounting policy changes identified above.  Additionally, the transition plan includes ensuring that project resourcing remains appropriate, modifying internal controls over financial reporting for the key identified changes above, frequent communication with our external auditors as well as the Audit Committee of the Board of Directors which includes a review of transition progress, discussion of potential transition and ongoing reporting changes, and an overview of developments in accounting and regulatory guidance related to IFRS.  We do not expect that the initial adoption of IFRS will have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

As we prepare for the transition to IFRS, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly.

As outlined above, we have completed the preliminary opening IFRS balance sheet and are in the process of determining our quarterly IFRS comparative results for 2010 and note disclosures under IFRS.  The most significant remaining milestones in our plan include finalization of the 2010 quarterly comparative IFRS results.  Project status is reviewed by the oversight committee on a monthly basis.  Our transition status is currently on-track in accordance with our overall transition plan to have any remaining milestones completed by the first quarter of 2011.  We are not aware, at the present time, of any matters that would prevent the Company from meeting its filing requirements for the first interim financial report under IFRS in Q1 2011.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Adjusted Earnings from Operations; Net Income Excluding the Direct Impact of Equity Markets and Interest Rates; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital; Sales; New Business Embedded Value and Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates.

Adjusted earnings from operation by division uses the same definition of “adjusted earnings from operations” as outlined above under “Fourth quarter actual adjusted earnings from operations and reconciliation with GAAP”, and applies it to the divisional level.  The total column is the sum of the actual adjusted earnings from operations for each quarter in 2010.  The adjusted earnings from operations for the operating divisions (Asia, Canada, U.S.) excludes the earnings on surplus allocation from the Corporate and Other segment.

(C$ millions)	Asia	Canada	U.S.	Reinsurance, Corporate and Other(a)	Other	Total
Reported net income (loss) attributed to shareholders	$623	$950	$759	$388	$(3,111)	$(391)
Less notable items:
Equity market, interest rate and other investment experience including credit, OTTI and gains on AFS bonds	$(256)	$(95)	$(287)	$501	$-	$(137)
Tax related gains		186	8	(28)	-	166
Net policyholder experience gains (losses)	41	2	(12)	13	-	44
Change in accounting policy for deferred acquisition costs in the Hong Kong pension business	(39)	-	-	-	-	(39)
Remove allocation of earnings on surplus (post tax)	158	139	269	(566)	-	-
Refinements in actuarial methods and assumptions	-	-	-	-	(2,072)	(2,072)
Goodwill impairment	-	-	-	-	(1,039)	(1,039)
Changes in currency rates(b)	-	-	-	-	(185)	(185)
Total notable items	$(96)	$232	$(22)	$(80)	$(3,296)	$(3,262)
Adjusted earnings from operations	$719	$718	$781	$468	$185	$2,871
(a)	Excludes goodwill impairment and changes to actuarial methods and assumptions.
(b)	Adjustment to move adjusted earnings from the actual exchange rates to the June 30, 2009 exchange rates used to calculate adjusted earnings.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Return on common shareholders’ equity (“ROE”) is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity
(C$ millions)	Quarterly results			Year ended
	4Q10	3Q10	4Q09	2010	2009
Net income (loss) available to common shareholders	$1,774	$(966)	$848	$(470)	$1,338
Opening total equity available to common shareholders	$24,501	$26,290	$24,812	$27,405	$26,496
Closing total equity available to common shareholders	$25,292	$24,501	$27,405	$25,292	$27,405
Weighted average total equity available to common shareholders	$24,896	$25,395	$26,108	$26,239	$25,845
Opening AOCI on AFS securities and cash flow hedges	$404	$630	$442	$564	$(846)
Closing AOCI on AFS securities and cash flow hedges	$152	$404	$564	$152	$564
Adjustment for average AOCI	$(278)	$(517)	$(503)	$(506)	$126
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$24,618	$24,878	$25,605	$25,733	$25,971

ROE based on weighted average total equity available to common shareholders (annualized)	28.3%	(15.1)%	12.9%	(1.8)%	5.2%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	28.6%	(15.4)%	13.1%	(1.8)%	5.2%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2009.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents are part of premiums and deposits.  The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement.

Premiums and deposits
(C$ millions)	Quarterly results			Year ended
	4Q10	3Q10	4Q09	2010	2009
Premium income	$4,837	$4,649	$4,731	$18,351	$22,946
Deposits from policyholders	6,025	5,347	7,343	24,544	29,084
Premiums and deposits per financial statements	$10,862	$9,996	$12,074	$42,895	$52,030
Mutual fund deposits	3,662	2,928	2,378	12,612	8,733
Institutional advisory account deposits	443	350	363	2,700	4,492
ASO premium equivalents	662	636	663	2,647	2,629
Group benefits ceded premiums	933	920	919	3,675	2,760
Other fund deposits	145	112	138	532	626
Total premiums and deposits	$16,707	$14,942	$16,535	$65,061	$71,270
Currency impact	432	135	-	4,787	-
Constant currency premiums and deposits	$17,139	$15,077	$16,535	$69,848	$71,270

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management
(C$ millions)	Quarterly results
	4Q10	3Q10	4Q09
Total invested assets	$199,448	$205,241	$187,470
Total segregated funds net assets held by policyholders	198,972	200,669	190,665
Funds under management per financial statements	$398,420	$405,910	$378,135
Mutual funds	47,726	39,246	33,370
Institutional advisory accounts (excluding segregated funds)	21,066	20,745	20,906
Other funds	7,971	7,978	7,206
Total funds under management	$475,183	$473,879	$439,617
Currency impact	13,898	2,380	-
Constant currency funds under management	$489,081	$476,259	$439,617

February 10, 2011 – Press Release Reporting Fourth Quarter Results

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  (i) total equity excluding AOCI on cash flow hedges; (ii) non-controlling interest in subsidiaries; and (iii) liabilities for preferred shares and qualifying capital instruments.

Capital
(C$ millions)	Quarterly results
	4Q10	3Q10	4Q09
Total equity	$26,873	$26,062	$28,907
Add back AOCI loss on cash flow hedges	99	220	48
Add liabilities for preferred shares and qualifying capital instruments	4,011	4,028	4,037
Add non-controlling interest in subsidiaries	254	283	202
Total capital	$31,237	$30,593	$33,194

Sales are measured according to product type;
•
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

•
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

•
For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

•
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the period.  NBEV is calculated as the present value of expected future earnings, after the cost of capital, on new business using future mortality, morbidity, policyholder behavior, expense and investment assumptions used in the pricing of the products sold.  The investment assumptions for long duration products are based on the long-term investment assumptions typically determined during the annual planning cycle.  For variable annuity products, the interest rates used in the calculation of NBEV are based on the interest rates at the time the business is issued.  The principal economic assumptions used in the NBEV calculations in 2010 were based on January 1, 2010 markets and were as follows:

February 10, 2011 – Press Release Reporting Fourth Quarter Results

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.75%	8.00%	8.50%	6.50%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	26%	35%	16.5%	36%
Foreign exchange rate	n/a	1.0466	0.1350	0.0112
Surplus yield	6.25%	6.25%	6.25%	3.10%

Impact on shareholders’ economic value is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Key Planning Assumptions and Uncertainties

Manulife’s management objectives do not constitute guidance and are based on certain key planning assumptions, including current accounting and capital standards; no acquisitions or divestitures; equity market returns and interest rates consistent with current best estimate of long-term assumptions; no net impact from any future basis changes, additional expected cost of hedging,25 benefits of potential variable annuity required capital releases (based upon current required capital standards and long-term assumptions for equity market performance); additional favourable investment experience expected with improved economic conditions; and no net issuance of debt or capital. In addition, uncertainties regarding market and investment risks; potential accounting standard changes; potential regulatory and capital regime changes; timing and approach to expanded hedging and other risks26 could cause actual results to differ materially from management objectives.

Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2015 management objectives for net income and management objectives with respect to hedging equity markets and interest rate risks.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “goal”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2015 management objective for net income, the assumptions described under “Key Planning Assumptions and Uncertainties” above and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions

25
In its financial model supporting the 2015 management objectives, the Company has modeled for an additional $400 million per annum, after-tax, to cover the expected cost of hedging, though actual results are expected to vary.

26	See “Caution regarding forward-looking statements”.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

and Uncertainties” above; general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $475 billion (US$478 billion) as at December 31, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

February 10, 2011 – Press Release Reporting Fourth Quarter Results

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	December 31
	2010	2009	% Change

Net income	$1,814	$845	115
Net income (loss) attributed to participating policyholders	20	(23)	-
Net income attributed to shareholders	$1,794	$868	107
Preferred share dividends	(20)	(20)	-
Net income available to common shareholders	$1,774	$848	109

Premiums and deposits:
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,679	$1,451	85
Annuity and pension premiums	1,084	936	16
Segregated fund deposits	4,648	5,565	(16)
Mutual fund deposits	3,662	2,378	54
Institutional advisory account deposits	443	363	22
ASO premium equivalents	662	663	(0)
Group Benefits ceded	933	919	2
Other fund deposits	145	138	5
Total premiums and deposits - targeted growth products	$14,256	$12,413	15
Premiums and deposits - products not targeted for growth	2,451	4,122	(41)
Total premiums and deposits	$16,707	$16,535	1

Funds under management:
General fund	$199,448	$187,470	6
Segregated funds excluding institutional advisory accounts 1	196,868	188,229	5
Mutual funds 1	47,726	33,370	43
Institutional advisory accounts	23,170	23,342	(1)
Other funds	7,971	7,206	11
Total funds under management	$475,183	$439,617	8
1 Q4 2010 reflects a transfer of $6.6 billion from segregated funds to mutual funds resulting from restructuring the Company's Hong Kong pension business.

Capital:
Liabilities for preferred shares and qualifying capital instruments	$4,011	$4,037	(1)
Non-controlling interest in subsidiaries	254	202	26
Equity
Participating policyholders' equity	159	80	99
Shareholders' equity
Preferred shares	1,422	1,422	-
Common shares	19,254	18,937	2
Contributed surplus	207	182	14
Retained earnings	11,473	12,870	(11)
Accumulated other comprehensive loss on AFS securities and translation of self-sustaining foreign operations	(5,543)	(4,536)	22
Total capital	$31,237	$33,194	(6)

Selected key performance measures:
Basic earnings per common share	$1.00	$0.51
Diluted earnings per common share	$1.00	$0.51
Return on common shareholders' equity (annualized) 2	28.6%	13.1%
Book value per common share	$14.23	$15.59
Common shares outstanding (in millions)
End of period	1,778	1,758
Weighted average - basic	1,773	1,669
Weighted average - diluted	1,776	1,673

2 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share information, unaudited)	For the three months ended
	December 31
	2010	2009
Revenue
Premium income	$4,837	$4,731
Investment income
Investment income	2,259	2,061
Realized/ unrealized losses on assets supporting policy liabilities and consumer notes	(5,289)	(1,441)
Other revenue	1,613	1,620
Total revenue	$3,420	$6,971
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,075	$1,029
Maturity and surrender benefits 1	1,395	1,396
Annuity payments	799	778
Policyholder dividends and experience rating refunds	286	324
Net transfers (from) to segregated funds	27	(1)
Change in actuarial liabilities 1	(5,007)	(48)
General expenses	1,043	954
Investment expenses	263	242
Commissions	1,034	987
Interest expense	276	261
Premium taxes	70	78
Non-controlling interest in subsidiaries	4	(10)
Total policy benefits and expenses	$1,265	$5,990
Income before income taxes	$2,155	$981
Income tax expense	(341)	(136)
Net income	$1,814	$845
Net income (loss) attributed to participating policyholders	20	(23)
Net income attributed to shareholders	$1,794	$868
Preferred share dividends	(20)	(20)
Net income available to common shareholders	$1,774	$848

Basic earnings per common share	$1.00	$0.51
Diluted earnings per common share	$1.00	$0.51

1 The change in actuarial liabilities includes the impact of scheduled maturities in John Hancock Fixed Products institutional annuity contracts of $72 million in Q4 2010 and $334 million in Q4 2009.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at December 31
Assets	2010	2009
Invested assets
Cash and short-term securities	$11,791	$18,780
Securities
Bonds	101,560	85,107
Stocks	10,475	9,688
Loans
Mortgages	31,816	30,699
Private placements	22,343	22,912
Policy loans	6,486	6,609
Bank loans	2,355	2,457
Real estate	6,358	5,897
Other investments	6,264	5,321
Total invested assets	$199,448	$187,470
Other assets
Accrued investment income	$1,621	$1,540
Outstanding premiums	671	812
Goodwill and intangible assets	7,857	9,127
Derivatives	3,909	2,680
Miscellaneous	4,166	4,216
Total other assets	$18,224	$18,375
Total assets	$217,672	$205,845
Segregated funds net assets	$200,057	$191,741

Liabilities and equity
Policy liabilities	$151,944	$141,687
Deferred realized net gains	128	108
Bank deposits	16,300	14,735
Consumer notes	978	1,291
Long-term debt	5,443	3,308
Future income tax liability	1,393	1,883
Derivatives	3,404	2,656
Other liabilities	6,543	6,487
	$186,133	$172,155

Liabilities for preferred shares and capital instruments	4,412	4,581
Non-controlling interest in subsidiaries	254	202

Equity
Participating policyholders' equity	159	80
Shareholders' equity
Preferred shares	1,422	1,422
Common shares	19,254	18,937
Contributed surplus	207	182
Retained earnings	11,473	12,870
Accumulated other comprehensive loss	(5,642)	(4,584)
Total equity	$26,873	$28,907
Total liabilities and equity	$217,672	$205,845
Segregated funds net liabilities	$200,057	$191,741

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended December 31, 2010
	U.S.	U.S.	Canadian	Asia	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums - targeted growth products	$618	$635	$900	$1,376	$234	$-	$3,763
Segregated fund deposits - targeted growth products	391	3,106	594	557	-	-	4,648
Mutual fund deposits	-	2,421	407	834	-	-	3,662
Institutional advisory account deposits	-	-	-	-	-	443	443
ASO premium equivalents	-	-	662	-	-	-	662
Group Benefits ceded	-	-	933	-	-	-	933
Other fund deposits	-	145	-	-	-	-	145
Premiums and deposits - products not targeted for growth	972	599	807	73	-	-	2,451
Total	$1,981	$6,906	$4,303	$2,840	$234	$443	$16,707

Net income (loss)	$367	$589	$638	$356	$89	$(225)	$1,814

Funds under management	As at December 31, 2010
General fund	$61,651	$33,026	$65,628	$29,130	$2,443	$7,570	$199,448
Segregated funds excluding institutional advisory accounts 1	12,196	120,021	40,773	24,026	-	(148)	196,868
Mutual funds 1	-	30,184	7,214	10,328	-	-	47,726
Institutional advisory accounts	-	-	-	-	-	23,170	23,170
Other funds	-	3,742	-	4,229	-	-	7,971
Total	$73,847	$186,973	$113,615	$67,713	$2,443	$30,592	$475,183
1 Q4 2010 reflects a transfer of $6.6 billion from segregated funds to mutual funds resulting from restructuring the Company's Hong Kong pension business.

	For the quarter ended December 31, 2009
	U.S.	U.S.	Canadian	Asia	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums - targeted growth products	$(415)	$565	$967	$991	$279	$-	$2,387
Segregated fund deposits - targeted growth products	1,325	3,214	498	528	-	-	5,565
Mutual fund deposits	-	1,907	189	282	-	-	2,378
Institutional advisory account deposits	-	-	-	-	-	363	363
ASO premium equivalents	-	-	663	-	-	-	663
Group Benefits ceded	-	-	919	-	-	-	919
Other fund deposits	-	138	-	-	-	-	138
Premiums and deposits - products not targeted for growth	2,124	903	860	235	-	-	4,122
Total	$3,034	$6,727	$4,096	$2,036	$279	$363	$16,535

Net income (loss)	$(117)	$671	$383	$269	$92	$(453)	$845

Funds under management	As at December 31, 2009
General fund	$55,119	$35,482	$59,898	$24,469	$2,687	$9,815	$187,470
Segregated funds excluding institutional advisory accounts	11,431	113,440	36,258	27,218	-	(118)	188,229
Mutual funds	-	25,044	6,508	1,818	-	-	33,370
Institutional advisory accounts	-	-	-	-	-	23,342	23,342
Other funds	-	3,477	-	3,729	-	-	7,206
Total	$66,550	$177,443	$102,664	$57,234	$2,687	$33,039	$439,617

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.